UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Quarterly
Information – ITR

At June 30, 2019 and report on review of
Quarterly Information

(A free translation of the original

in Portuguese)

Petróleo Brasileiro S.A. – Petrobras Index (Expressed in millions of reais, unless otherwise indicated)

Petróleo Brasileiro S.A. – Petrobras Index (Expressed in millions of reais, unless otherwise indicated)

16.	Provision for decommissioning costs	42
17.	Taxes	42
18.	Short-term benefits	44
19.	Employee benefits (Post-Employment)	45
20.	Equity	46
21.	Supplemental information on statement of cash flows	47
22.	Sales revenues	48
23.	Costs and expenses by nature	48
24.	Other income and expenses	49
25.	Net finance income (expense)	49
26.	Segment information	50
27.	Provisions for legal proceedings, judicial deposits and contingent liabilities	55
28.	Collateral for crude oil exploration concession agreements	58
29.	Risk management	58
30.	Fair value of financial assets and liabilities	62
31.	Subsequent events	62
32.	Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2018 and the interim statements as of June 30, 2019	64
STATEMENT OF DIRECTORS ON FINANCIAL STATEMENTS AND AUDITORS’ REPORT		65
Report on the review of quarterly information - ITR		66

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	06.30.2019	12.31.2018
1	Total Assets	1,087,641,000	839,717,000
1.01	Current Assets	167,269,000	96,541,000
1.01.01	Cash and Cash Equivalents	4,286,000	6,334,000
1.01.02	Marketable Securities	2,268,000	3,974,000
1.01.03	Trade and Other Receivables	89,979,000	36,731,000
1.01.04	Inventories	30,360,000	29,307,000
1.01.06	Recoverable Taxes	7,639,000	5,759,000
1.01.06.01	Current Recoverable Taxes	7,639,000	5,759,000
1.01.06.01.01	Current Income Tax and Social Contribution	4,015,000	2,018,000
1.01.06.01.02	Other Recoverable Taxes	3,624,000	3,741,000
1.01.08	Other Current Assets	32,737,000	14,436,000
1.01.08.01	Non-Current Assets Held for Sale	16,138,000	2,605,000
1.01.08.03	Others	16,599,000	11,831,000
1.01.08.03.01	Escrow account - Class action agreement	9,182,000	6,093,000
1.01.08.03.03	Others	7,417,000	5,738,000
1.02	Non-Current Assets	920,372,000	743,176,000
1.02.01	Long-Term Receivables	68,176,000	74,706,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	199,000	202,000
1.02.01.04	Trade and Other Receivables	17,090,000	18,139,000
1.02.01.07	Deferred Taxes	12,764,000	12,498,000
1.02.01.07.02	Deferred Taxes and Contributions	12,764,000	12,498,000
1.02.01.10	Other Non-Current Assets	38,123,000	43,867,000
1.02.01.10.03	Advances to Suppliers	980,000	9,555,000
1.02.01.10.04	Judicial Deposits	28,615,000	24,476,000
1.02.01.10.05	Other Long-Term Assets	8,528,000	9,836,000
1.02.02	Investments	165,146,000	175,827,000
1.02.03	Property, Plant and Equipment	677,808,000	483,375,000
1.02.04	Intangible Assets	9,242,000	9,268,000

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	06.30.2019	12.31.2018
2	Total Liabilities	1,087,641,000	839,717,000
2.01	Current Liabilities	292,344,000	185,554,000
2.01.01	Payroll, Profit Sharing and Related Charges	5,899,000	5,477,000
2.01.02	Trade Payables	29,865,000	29,140,000
2.01.03	Taxes Obligations	3,961,000	207,000
2.01.03.01	Federal Taxes Obligations	3,961,000	207,000
2.01.03.01.01	Income Tax and Social Contribution Payable	3,961,000	207,000
2.01.04	Current Debt and Finance Lease Obligations	209,517,000	106,319,000
2.01.04.01	Current Debt	171,579,000	105,527,000
2.01.04.03	Lease Obligations	37,938,000	792,000
2.01.05	Other Liabilities	22,927,000	26,152,000
2.01.05.02	Others	22,927,000	26,152,000
2.01.05.02.01	Dividends and Interest on Capital Payable	1,236,000	3,894,000
2.01.05.02.04	Other Taxes and Contributions	12,406,000	13,101,000
2.01.05.02.05	Agreement with US Authorities	−	3,034,000
2.01.05.02.06	Other liabilities	9,285,000	6,123,000
2.01.06	Provisions	12,526,000	14,649,000
2.01.06.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	9,551,000	11,673,000
2.01.06.01.04	Provisions for Civil Lawsuits	9,551,000	11,673,000
2.01.06.02	Other Provisions	2,975,000	2,976,000
2.01.06.02.04	Pension and Medical Benefits	2,975,000	2,976,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	7,649,000	3,610,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	7,649,000	3,610,000
2.02	Non-Current Liabilities	491,678,000	376,938,000
2.02.01	Non-Current Debt and Finance Lease Obligations	321,392,000	223,256,000
2.02.01.01	Non-Current Debt	170,291,000	220,352,000
2.02.01.03	Lease Obligations	151,101,000	2,904,000
2.02.02	Other Liabilities	2,042,000	2,090,000
2.02.02.02	Others	2,042,000	2,090,000
2.02.02.02.03	Income Tax and Social Contribution	2,042,000	2,090,000
2.02.03	Deferred Taxes	13,659,000	1,028,000
2.02.03.01	Deferred Taxes	13,659,000	1,028,000
2.02.04	Provisions	154,585,000	150,564,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	10,920,000	10,584,000
2.02.04.02	Other Provisions	143,665,000	139,980,000
2.02.04.02.04	Pension and Medical Benefits	80,998,000	78,901,000
2.02.04.02.05	Provision for Decommissioning Costs	58,358,000	58,332,000
2.02.04.02.06	Other Provisions	4,309,000	2,747,000
2.03	Shareholders' Equity	303,619,000	277,225,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	2,674,000	2,674,000
2.03.04	Profit Reserves	116,740,000	95,148,000
2.03.08	Other Comprehensive Income	(21,227,000)	(26,029,000)

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 04/01/2019 to 06/30/2019	Accumulated of the Current Year 01/01/2019 to 06/30/2019	Accumulated of the Previous Year 04/01/2018 to 06/30/2018	Accumulated of the Previous Year 01/01/2018 to 06/30/2018
3.01	Sales Revenues	71,111,000	135,344,000	65,284,000	121,151,000
3.02	Cost of Sales	(44,627,000)	(87,803,000)	(40,460,000)	(76,000,000)
3.03	Gross Profit	26,484,000	47,541,000	24,824,000	45,151,000
3.04	Operating Expenses / Income	13,737,000	6,125,000	(9,330,000)	(15,368,000)
3.04.01	Selling Expenses	(4,544,000)	(8,996,000)	(5,034,000)	(9,439,000)
3.04.02	General and Administrative Expenses	(1,718,000)	(3,412,000)	(1,552,000)	(3,027,000)
3.04.05	Other Operating Expenses	15,525,000	9,973,000	(6,826,000)	(9,092,000)
3.04.05.01	Other Taxes	(183,000)	(464,000)	(205,000)	(571,000)
3.04.05.02	Research and Development Expenses	(572,000)	(1,091,000)	(592,000)	(1,085,000)
3.04.05.03	Exploration Costs	(389,000)	(1,039,000)	(579,000)	(1,017,000)
3.04.05.05	Other Operating Expenses, Net	16,669,000	12,567,000	(5,450,000)	(6,419,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	4,474,000	8,560,000	4,082,000	6,190,000
3.05	Net Income Before Financial Results and Income Taxes	40,221,000	53,666,000	15,494,000	29,783,000
3.06	Finance Income (Expenses), Net	(8,372,000)	(17,637,000)	(2,109,000)	(6,628,000)
3.06.01	Finance Income	1,434,000	2,185,000	2,725,000	3,455,000
3.06.01.01	Finance Income	1,434,000	2,185,000	2,725,000	3,455,000
3.06.02	Finance Expenses	(9,806,000)	(19,822,000)	(4,834,000)	(10,083,000)
3.06.02.01	Finance Expenses	(8,431,000)	(15,778,000)	(3,357,000)	(6,676,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(1,375,000)	(4,044,000)	(1,477,000)	(3,407,000)
3.07	Net Income Before Income Taxes	31,849,000	36,029,000	13,385,000	23,155,000
3.08	Income Tax and Social Contribution	(13,198,000)	(13,687,000)	(3,501,000)	(6,486,000)
3.08.01	Current	(3,787,000)	(5,316,000)	(3,520,000)	(6,260,000)
3.08.02	Deferred	(9,411,000)	(8,371,000)	19,000	(226,000)
3.09	Net Income from Continuing Operations	18,651,000	22,342,000	9,884,000	16,669,000
3.10	Net Income from Discontinued Operations	215,000	555,000	188,000	364,000
3.10.01	Income / (Loss) from Discontinued Operations	215,000.00	555,000.00	188,000	364,000
3.11	Income / (Loss) for the Period	18,866,000.00	22,897,000.00	10,072,000	17,033,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	1.45	1.76	0.77	1.31
3.99.01.02	Preferred Shares	1.45	1.76	0.77	1.31
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	1.45	1.76	0.77	1.31
3.99.02.02	Preferred Shares	1.45	1.76	0.77	1.31

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 04/01/2019 to 06/30/2019	Accumulated of the Current Year 01/01/2019 to 06/30/2019	Accumulated of the Previous Year 04/01/2018 to 06/30/2018	Accumulated of the Previous Year 01/01/2018 to 06/30/2018
4.01	Net Income for the Period	18,866,000	22,897,000	10,072,000	17,033,000
4.02	Other Comprehensive Income	3,398,000	4,801,000	756,000	2,829,000
4.02.03	Cumulative Translation Adjustments	(2,289,000)	(1,257,000)	19,938,000	20,790,000
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	(3,000)	(5,000)	(14,000)	(16,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	5,962,000	3,561,000	(30,239,000)	(31,355,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	2,543,000	5,118,000	2,634,000	5,036,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(2,892,000)	(2,951,000)	9,385,000	8,948,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	77,000	335,000	(948,000)	(574,000)
4.03	Total Comprehensive Income for the Period	22,264,000	27,698,000	10,828,000	19,862,000

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2019 to 06/30/2019 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,674,000	95,148,000	−	(26,029,000)	277,225,000
5.03	Adjusted Opening Balance	205,432,000	2,674,000	95,148,000	−	(26,029,000)	277,225,000
5.04	Capital Transactions with Owners	−	−	−	(1,305,000)	1,000	(1,304,000)
5.04.07	Interest on Shareholders' Equity	−	−	−	(1,304,000)	−	(1,304,000)
5.04.09	Realization of the Deemed Cost	−	−	−	(1,000)	1,000	−
5.05	Total of Comprehensive Income	−	−	−	22,897,000	4,801,000	27,698,000
5.05.01	Net Income for the Period	−	−	−	22,897,000	−	22,897,000
5.05.02	Other Comprehensive Income	−	−	−	−	4,801,000	4,801,000
5.07	Balance at the End of the Period	205,432,000	2,674,000	95,148,000	21,592,000	(21,227,000)	303,619,000

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2018 to 06/30/2018 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,673,000	77,148,000	−	(21,268,000)	263,985,000
5.02	Prior Period Adjustments	−	−	−	(989,000)	(67,000)	(1,056,000)
5.03	Adjusted Opening Balance	205,432,000	2,673,000	77,148,000	(989,000)	(21,335,000)	262,929,000
5.04	Capital Transactions with Owners	−	−	−	(647,000)	(5,000)	(652,000)
5.04.07	Interest on Shareholders' Equity	−	−	−	(652,000)	−	(652,000)
5.04.09	Realization of the Deemed Cost	−	−	−	5,000	(5,000)	−
5.05	Total of Comprehensive Income	−	−	−	17,033,000	2,829,000	19,862,000
5.05.01	Net Income for the Period	−	−	−	17,033,000	−	17,033,000
5.05.02	Other Comprehensive Income	−	−	−	−	2,829,000	2,829,000
5.07	Balance at the End of the Period	205,432,000	2,673,000	77,148,000	15,397,000	(18,511,000)	282,139,000

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2019 to 06/30/2019	Accumulated of the Previous Year 01/01/2018 to 06/30/2018
6.01	Net cash provided by operating activities	11,443,000	23,468,000
6.01.01	Cash provided by operating activities	53,901,000	42,630,000
6.01.01.01	Net Income (loss) for the period	22,897,000	17,033,000
6.01.01.02	Pension and medical benefits (actuarial expense)	3,980,000	3,564,000
6.01.01.03	Results in equity-accounted investments	(8,560,000)	(6,190,000)
6.01.01.04	Depreciation, depletion and amortization	30,553,000	17,112,000
6.01.01.05	Impairment of assets (reversal)	(787,000)	72,000
6.01.01.06	Exploratory expenditures write-offs	243,000	232,000
6.01.01.07	Gains and losses on disposals/write-offs of assets, returned areas and cancelled projects	(19,231,000)	(2,573,000)
6.01.01.08	Foreign exchange, indexation and finance charges	17,481,000	10,920,000
6.01.01.09	Deferred income taxes, net	8,371,000	226,000
6.01.01.10	Allowance for expected credit losses	81,000	1,444,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,571,000	1,154,000
6.01.01.15	Gains/losses on remeasurement of equity-account ed investments	(2,143,000)	−
6.01.01.17	Net cash provided by operating activities from continuing operations	(555,000)	(364,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(42,458,000)	(19,162,000)
6.01.02.01	Trade and other receivables, net	(19,478,000)	(12,998,000)
6.01.02.02	Inventories	(986,000)	(7,535,000)
6.01.02.03	Judicial deposits	(4,139,000)	(3,944,000)
6.01.02.04	Escrow account - Class action agreement	(3,090,000)	(3,083,000)
6.01.02.05	Other assets	(985,000)	3,837,000
6.01.02.06	Trade payables	(9,935,000)	1,630,000
6.01.02.07	Other taxes payable	3,937,000	6,425,000
6.01.02.08	Pension and medical benefits	(1,883,000)	(1,784,000)
6.01.02.09	Provisions for legal proceedings	(1,786,000)	1,657,000
6.01.02.10	Short-term benefits	422,000	1,541,000
6.01.02.11	Income tax and social contribution paid	(1,874,000)	(2,956,000)
6.01.02.12	Other liabilities	(2,661,000)	(1,952,000)
6.02	Net cash used in investing activities	(25,330,000)	(12,888,000)
6.02.01	Acquisition of PP&E and intangibles assets	(12,119,000)	(20,901,000)
6.02.02	Increase in investments in investees	6,000	(5,463,000)
6.02.03	Proceeds from disposal of assets - Divestment	32,668,000	8,906,000
6.02.04	Divestment (investment) in marketable securities	(51,273,000)	2,157,000
6.02.05	Dividends received	5,388,000	2,413,000
6.03	Net cash used in financing activities	11,839,000	(4,760,000)
6.03.02	Proceeds from financing	89,639,000	48,443,000
6.03.03	Repayment of principal	(49,251,000)	(47,944,000)
6.03.04	Repayment of interest	(8,958,000)	(4,664,000)
6.03.05	Dividends paid to shareholders	(3,944,000)	(595,000)
6.03.08	Settlement of lease liabilities	(15,647,000)	−
6.05	Net increase/ (decrease) in cash and cash equivalents	(2,048,000)	5,820,000
6.05.01	Cash and cash equivalents at the beginning of the period	6,334,000	1,305,000
6.05.02	Cash and cash equivalents at the end of the period	4,286,000	7,125,000

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2019 to 06/30/2019	Accumulated of the Previous Year 01/01/2018 to 06/30/2018
7.01	Sales Revenues	216,820,000	189,755,000
7.01.01	Sales of Goods and Services	179,248,000	166,549,000
7.01.02	Other Revenues	23,260,000	4,317,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	14,393,000	20,333,000
7.01.04	Allowance for expected credit losses	(81,000)	(1,444,000)
7.02	Inputs Acquired from Third Parties	(60,872,000)	(54,600,000)
7.02.01	Cost of Sales	(24,482,000)	(18,138,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(23,100,000)	(25,007,000)
7.02.03	Impairment Charges / Reversals of Assets	787,000	(72,000)
7.02.04	Others	(14,077,000)	(11,383,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(14,077,000)	(11,383,000)
7.03	Gross Added Value	155,948,000	135,155,000
7.04	Retentions	(33,220,000)	(17,112,000)
7.04.01	Depreciation, Amortization and Depletion	(33,220,000)	(17,112,000)
7.05	Net Added Value Produced	122,728,000	118,043,000
7.06	Transferred Added Value	11,855,000	10,456,000
7.06.01	Share of Profit of Equity-Accounted Investments	8,560,000	6,190,000
7.06.02	Finance Income	2,185,000	3,455,000
7.06.03	Others	1,110,000	811,000
7.06.03.01	Rentals, royalties and others	555,000	447,000
7.06.03.02	Total Added Value from Discontinued operations to be distributed	555,000	364,000
7.07	Total Added Value to be Distributed	134,583,000	128,499,000
7.08	Distribution of Added Value	134,583,000	128,499,000
7.08.01	Employee Compensation	13,641,000	12,376,000
7.08.01.01	Salaries	7,768,000	7,318,000
7.08.01.02	Fringe Benefits	5,321,000	4,543,000
7.08.01.03	Unemployment Benefits (FGTS)	552,000	515,000
7.08.02	Taxes and Contributions	69,468,000	61,759,000
7.08.02.01	Federal	55,329,000	47,002,000
7.08.02.02	State	14,031,000	14,576,000
7.08.02.03	Municipal	108,000	181,000
7.08.03	Return on Third-Party Capital	28,577,000	37,331,000
7.08.03.01	Interest	22,411,000	12,667,000
7.08.03.02	Rental Expenses	6,166,000	24,664,000
7.08.04	Return on Shareholders' Equity	22,342,000	16,669,000
7.08.04.01	Interest on Capital	1,304,000	652,000
7.08.04.03	Retained Earnings / (Losses) for the Period	21,038,000	16,017,000
7.08.05	Others	555,000	364,000
7.08.05.01	Total distributed added value from discontinued operation	555,000	364,000

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	06.30.2019	12.31.2018
1	Total Assets	965,248,000	860,473,000
1.01	Current Assets	181,333,000	143,606,000
1.01.01	Cash and Cash Equivalents	64,052,000	53,854,000
1.01.02	Marketable Securities	2,456,000	4,198,000
1.01.03	Trade and Other Receivables	15,509,000	22,264,000
1.01.04	Inventories	34,238,000	34,822,000
1.01.06	Recoverable Taxes	9,026,000	7,883,000
1.01.06.01	Current Recoverable Taxes	9,026,000	7,883,000
1.01.06.01.01	Current Income Tax and Social Contribution	4,854,000	2,863,000
1.01.06.01.02	Other Recoverable Taxes	4,172,000	5,020,000
1.01.08	Other Current Assets	56,052,000	20,585,000
1.01.08.01	Non-Current Assets Held for Sale	37,635,000	7,540,000
1.01.08.03	Others	18,417,000	13,045,000
1.01.08.03.01	Escrow account - Class action agreement	10,982,000	7,287,000
1.01.08.03.03	Others	7,435,000	5,758,000
1.02	Non-Current Assets	783,915,000	716,867,000
1.02.01	Long-Term Receivables	81,959,000	85,478,000
1.02.01.03	Marketable Securities measured at amortized cost	200,000	205,000
1.02.01.04	Trade and Other Receivables	18,808,000	21,281,000
1.02.01.07	Deferred Taxes	23,495,000	24,101,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	10,122,000	10,384,000
1.02.01.07.02	Deferred Taxes and Contributions	13,373,000	13,717,000
1.02.01.10	Other Non-Current Assets	39,456,000	39,891,000
1.02.01.10.03	Advances to Suppliers	1,692,000	2,575,000
1.02.01.10.04	Judicial Deposits	28,997,000	26,003,000
1.02.01.10.05	Other Long-Term Assets	8,767,000	11,313,000
1.02.02	Investments	14,584,000	10,690,000
1.02.03	Property, Plant and Equipment	677,472,000	609,829,000
1.02.04	Intangible Assets	9,900,000	10,870,000

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	06.30.2019	12.31.2018
2	Total Liabilities	965,248,000	860,473,000
2.01	Current Liabilities	138,346,000	97,068,000
2.01.01	Payroll, Profit Sharing and Related Charges	6,511,000	6,426,000
2.01.02	Trade Payables	21,832,000	24,516,000
2.01.03	Taxes Obligations	4,286,000	817,000
2.01.03.01	Federal Taxes Obligations	4,286,000	817,000
2.01.03.01.01	Income Tax and Social Contribution Payable	4,286,000	817,000
2.01.04	Current Debt and Lease Obligations	44,380,000	14,296,000
2.01.04.01	Current Debt	21,823,000	14,207,000
2.01.04.03	Lease Obligations	22,557,000	89,000
2.01.05	Other Liabilities	24,991,000	30,575,000
2.01.05.02	Others	24,991,000	30,575,000
2.01.05.02.01	Dividends and Interest on Capital Payable	1,272,000	4,296,000
2.01.05.02.04	Other Taxes and Contributions	12,610,000	13,778,000
2.01.05.02.05	Agreement with US Authorities	−	3,034,000
2.01.05.02.06	Other liabilities	11,109,000	9,467,000
2.01.06	Provisions	14,335,000	16,630,000
2.01.06.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	11,352,000	13,493,000
2.01.06.01.04	Provisions for Civil Lawsuits	11,352,000	13,493,000
2.01.06.02	Other Provisions	2,983,000	3,137,000
2.01.06.02.04	Pension and Medical Benefits	2,983,000	3,137,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	22,011,000	3,808,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	22,011,000	3,808,000
2.02	Non-Current Liabilities	517,484,000	479,862,000
2.02.01	Non-Current Debt and Finance Lease Obligations	342,782,000	312,580,000
2.02.01.01	Non-Current Debt	267,609,000	311,954,000
2.02.01.03	Lease Obligations	75,173,000	626,000
2.02.02	Other Liabilities	2,089,000	2,139,000
2.02.02.02	Others	2,089,000	2,139,000
2.02.02.02.03	Income Tax and Social Contribution	2,089,000	2,139,000
2.02.03	Deferred Taxes	14,698,000	2,536,000
2.02.03.01	Deferred Taxes	14,698,000	2,536,000
2.02.04	Provisions	157,915,000	162,607,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	11,424,000	15,202,000
2.02.04.02	Other Provisions	146,491,000	147,405,000
2.02.04.02.04	Pension and Medical Benefits	82,394,000	85,012,000
2.02.04.02.05	Provision for Decommissioning Costs	58,595,000	58,637,000
2.02.04.02.06	Other Provisions	5,502,000	3,756,000
2.03	Shareholders' Equity	309,418,000	283,543,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	2,458,000	2,458,000
2.03.04	Profit Reserves	116,956,000	95,364,000
2.03.08	Other Comprehensive Income	(21,227,000)	(26,029,000)
2.03.09	Non-controlling interests	5,799,000	6,318,000

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 04/01/2019 to 06/30/2019	Accumulated of the Current Year 01/01/2019 to 06/30/2019	Accumulated of the Previous Year 04/01/2018 to 06/30/2018	Accumulated of the Previous Year 01/01/2018 to 06/30/2018
3.01	Sales Revenues	72,567,000	143,423,000	74,828,000	138,402,000
3.02	Cost of Sales	(42,357,000)	(88,380,000)	(44,520,000)	(82,838,000)
3.03	Gross Profit	30,210,000	55,043,000	30,308,000	55,564,000
3.04	Operating Expenses / Income	9,027,000	(1,780,000)	(13,478,000)	(20,871,000)
3.04.01	Selling Expenses	(3,668,000)	(7,069,000)	(3,989,000)	(7,410,000)
3.04.02	General and Administrative Expenses	(2,194,000)	(4,321,000)	(2,008,000)	(3,960,000)
3.04.05	Other Operating Expenses	14,419,000	8,645,000	(7,791,000)	(10,323,000)
3.04.05.01	Other Taxes	(260,000)	(612,000)	(338,000)	(791,000)
3.04.05.02	Research and Development Expenses	(572,000)	(1,091,000)	(592,000)	(1,086,000)
3.04.05.03	Exploration Costs	(394,000)	(1,048,000)	(584,000)	(1,026,000)
3.04.05.05	Other Operating Expenses, Net	15,645,000	11,396,000	(6,277,000)	(7,420,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	470,000	965,000	310,000	822,000
3.05	Net Income Before Financial Results and Income Taxes	39,237,000	53,263,000	16,830,000	34,693,000
3.06	Finance Income (Expenses), Net	(8,576,000)	(16,995,000)	(2,944,000)	(10,137,000)
3.06.01	Finance Income	1,303,000	2,272,000	4,204,000	5,228,000
3.06.01.01	Finance Income	1,303,000	2,272,000	4,204,000	5,228,000
3.06.02	Finance Expenses	(9,879,000)	(19,267,000)	(7,148,000)	(15,365,000)
3.06.02.01	Finance Expenses	(6,240,000)	(12,935,000)	(5,263,000)	(11,019,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(3,639,000)	(6,332,000)	(1,885,000)	(4,346,000)
3.07	Net Income Before Income Taxes	30,661,000	36,268,000	13,886,000	24,556,000
3.08	Income Tax and Social Contribution	(11,611,000)	(13,455,000)	(4,458,000)	(8,250,000)
3.08.01	Current	(6,453,000)	(6,830,000)	(1,077,000)	(2,086,000)
3.08.02	Deferred	(5,158,000)	(6,625,000)	(3,381,000)	(6,164,000)
3.09	Net Income from Continuing Operations	19,050,000	22,813,000	9,428,000	16,306,000
3.10	Net Income from Discontinued Operations	302,000	779,000	263,000	510,000
3.10.01	Income / Loss from Discontinued Operations	302,000	779,000	263,000	510,000
3.11	Income / (Loss) for the Period	19,352,000	23,592,000	9,691,000	16,816,000
3.11.01	Attributable to Shareholders of Petrobras	18,866,000	22,897,000	10,072,000	17,033,000
3.11.02	Attributable to Non-Controlling Interests	486,000	695,000	(381,000)	(217,000)
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	1.45	1.76	0.77	1.31
3.99.01.02	Preferred Shares	1.45	1.76	0.77	1.31
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	1.45	1.76	0.77	1.31
3.99.02.02	Preferred Shares	1.45	1.76	0.77	1.31

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 04/01/2019 to 06/30/2019	Accumulated of the Current Year 01/01/2019 to 06/30/2019	Accumulated of the Previous Year 04/01/2018 to 06/30/2018	Accumulated of the Previous Year 01/01/2018 to 06/30/2018
4.01	Net Income for the Period	19,352,000	23,592,000	9,691,000	16,816,000
4.02	Other Comprehensive Income	3,346,000	4,768,000	1,109,000	3,225,000
4.02.01	Actuarial Gains / (Losses) on Defined Benefits Plans	4,000	4,000	−	−
4.02.03	Cumulative Translation Adjustments	(2,341,000)	(1,290,000)	20,291,000	21,186,000
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	(3,000)	(5,000)	(14,000)	(16,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	5,946,000	3,538,000	(30,589,000)	(31,688,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	2,900,000	5,747,000	2,846,000	5,507,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(3,008,000)	(3,157,000)	9,433,000	8,902,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	(152,000)	(69,000)	(858,000)	(666,000)
4.03	Total Comprehensive Income for the Period	22,698,000	28,360,000	10,800,000	20,041,000
4.03.01	Attributable to Shareholders of Petrobras	22,264,000	27,698,000	10,828,000	19,862,000
4.03.02	Attributable to Non-controlling Interests	434,000	662,000	(28,000)	179,000

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2019 to 06/30/2019 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	2,674,000	95,148,000	−	(26,029,000)	277,225,000	6,318,000	283,543,000
5.03	Adjusted Opening Balance	205,432,000	2,674,000	95,148,000	−	(26,029,000)	277,225,000	6,318,000	283,543,000
5.04	Capital Transactions with Owners	−	−	−	(1,305,000)	1,000	(1,304,000)	(1,181,000)	(2,485,000)
5.04.06	Dividends	−	−	−	−	−	−	(825,000)	(825,000)
5.04.07	Interest on Shareholders' Equity	−	−	−	(1,304,000)	−	(1,304,000)	−	(1,304,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	(356,000)	(356,000)
5.04.09	Realization of the Deemed Cost	−	−	−	(1,000)	1,000	−	−	−
5.05	Total of Comprehensive Income	−	−	−	22,897,000	4,801,000	27,698,000	662,000	28,360,000
5.05.01	Net Income for the Period	−	−	−	22,897,000	−	22,897,000	695,000	23,592,000
5.05.02	Other Comprehensive Income	−	−	−	−	4,801,000	4,801,000	(33,000)	4,768,000
5.07	Balance at the End of the Period	205,432,000	2,674,000	95,148,000	21,592,000	(21,227,000)	303,619,000	5,799,000	309,418,000

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2018 to 06/30/2018 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	2,673,000	77,148,000	−	(21,268,000)	263,985,000	5,624,000	269,609,000
5.02	Prior Period Adjustments	−	−	−	(989,000)	(67,000)	(1,056,000)	(51,000)	(1,107,000)
5.03	Adjusted Opening Balance	205,432,000	2,673,000	77,148,000	(989,000)	(21,335,000)	262,929,000	5,573,000	268,502,000
5.04	Capital Transactions with Owners	−	−	−	(647,000)	(5,000)	(652,000)	(443,000)	(1,095,000)
5.04.06	Dividends	−	−	−	−	−	−	(420,000)	(420,000)
5.04.07	Interest on Shareholders' Equity	−	−	−	(652,000)	−	(652,000)	−	(652,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	(23,000)	(23,000)
5.04.09	Realization of the Deemed Cost	−	−	−	5,000	(5,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	17,033,000	2,829,000	19,862,000	179,000	20,041,000
5.05.01	Net Income for the Period	−	−	−	17,033,000	−	17,033,000	(217,000)	16,816,000
5.05.02	Other Comprehensive Income	−	−	−	−	2,829,000	2,829,000	396,000	3,225,000
5.07	Balance at the End of the Period	205,432,000	2,673,000	77,148,000	15,397,000	(18,511,000)	282,139,000	5,309,000	287,448,000

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 04/01/2019 to 06/30/2019	Accumulated of the Current Year 01/01/2019 to 06/30/2019
6.01	Net cash provided by operating activities	38,249,000	47,813,000
6.01.01	Cash provided by operating activities	57,769,000	57,522,000
6.01.01.01	Net Income (loss) for the period	23,592,000	16,816,000
6.01.01.02	Pension and medical benefits (actuarial expense)	4,114,000	3,664,000
6.01.01.03	Results in equity-accounted investments	(965,000)	(822,000)
6.01.01.04	Depreciation, depletion and amortization	28,572,000	21,807,000
6.01.01.05	Impairment of assets (reversal)	81,000	(119,000)
6.01.01.06	Exploratory expenditures write-offs	243,000	232,000
6.01.01.07	Gains and losses on disposals/write-offs of assets, returned areas and cancelled projects	(19,746,000)	(2,113,000)
6.01.01.08	Foreign exchange, indexation and finance charges	16,357,000	15,068,000
6.01.01.09	Deferred income taxes, net	6,625,000	820,000
6.01.01.10	Allowance for expected credit losses	146,000	1,433,000
6.01.01.11	Write-Off - Overpayments Incorrectly Capitalized	(32,000)	55,000
6.01.01.12	Reclassification of cumulative translation adjustment	127,000	−
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,577,000	1,191,000
6.01.01.15	Gains/losses on remeasurement of equity-account ed investments	(2,143,000)	−
6.01.01.17	Net cash provided by operating activities from continuing operations	(779,000)	(510,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(19,520,000)	(9,709,000)
6.01.02.01	Trade and other receivables, net	3,982,000	(5,068,000)
6.01.02.02	Inventories	(2,478,000)	(6,678,000)
6.01.02.03	Judicial deposits	(4,155,000)	(3,953,000)
6.01.02.04	Escrow account - Class action agreement	(3,693,000)	(3,611,000)
6.01.02.05	Other assets	(3,523,000)	4,179,000
6.01.02.06	Trade payables	(3,211,000)	1,163,000
6.01.02.07	Other taxes payable	4,025,000	6,457,000
6.01.02.08	Pension and medical benefits	(1,911,000)	(1,787,000)
6.01.02.09	Provisions for legal proceedings	(4,685,000)	2,042,000
6.01.02.10	Short-term benefits	475,000	1,585,000
6.01.02.11	Income tax and social contribution paid	(2,360,000)	(3,713,000)
6.01.02.12	Other liabilities	(2,944,000)	(1,328,000)
6.01.02.13	Discontinued operations – net cash provided by operating activities	958,000	1,003,000
6.02	Net cash used in investing activities	26,536,000	932,000
6.02.01	Acquisition of PP&E and intangibles assets	(13,964,000)	(19,851,000)
6.02.02	(Increase) decrease in investments in investees	(41,000)	(97,000)
6.02.03	Proceeds from disposal of assets - Divestment	35,688,000	16,878,000
6.02.04	Divestment (investment) in marketable securities	1,868,000	2,233,000
6.02.05	Dividends received	3,183,000	1,673,000
6.02.06	Discontinued operations – net cash provided by (used in) investing activities	(198,000)	96,000
6.03	Net cash used in financing activities	(51,701,000)	(65,998,000)
6.03.01	Non-controlling interest	(356,000)	(289,000)
6.03.02	Proceeds from financing	17,882,000	27,155,000
6.03.03	Repayment of principal	(45,397,000)	(81,392,000)
6.03.04	Repayment of interest	(8,974,000)	(10,339,000)
6.03.05	Dividends paid to shareholders	(3,944,000)	(595,000)
6.03.06	Dividends paid to non-controlling interests	(337,000)	(308,000)
6.03.08	Settlement of lease liabilities	(8,643,000)	−
6.03.09	Discontinued operations – net cash used in financing activities	(1,932,000)	(230,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	(1,001,000)	8,295,000
6.05	Net increase/ (decrease) in cash and cash equivalents	12,083,000	(8,958,000)
6.05.01	Cash and cash equivalents at the beginning of the period	53,854,000	74,494,000
6.05.02	Cash and cash equivalents at the end of the period	65,937,000	65,536,000

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 04/01/2019 to 06/30/2019	Accumulated of the Current Year 01/01/2019 to 06/30/2019
7.01	Sales Revenues	227,046,000	209,830,000
7.01.01	Sales of Goods and Services	187,556,000	184,171,000
7.01.02	Other Revenues	24,268,000	4,805,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	15,368,000	22,287,000
7.01.04	Allowance for expected credit losses	(146,000)	(1,433,000)
7.02	Inputs Acquired from Third Parties	(64,081,000)	(66,233,000)
7.02.01	Cost of Sales	(30,251,000)	(29,147,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(21,285,000)	(26,375,000)
7.02.03	Impairment Charges / Reversals of Assets	(81,000)	119,000
7.02.04	Others	(12,464,000)	(10,830,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(12,496,000)	(10,775,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	32,000	(55,000)
7.03	Gross Added Value	162,965,000	143,597,000
7.04	Retentions	(31,239,000)	(21,807,000)
7.04.01	Depreciation, Amortization and Depletion	(31,239,000)	(21,807,000)
7.05	Net Added Value Produced	131,726,000	121,790,000
7.06	Transferred Added Value	15,500,000	17,744,000
7.06.01	Share of Profit of Equity-Accounted Investments	965,000	822,000
7.06.02	Finance Income	2,272,000	5,228,000
7.06.03	Others	12,263,000	11,694,000
7.06.03.01	Rentals, royalties and others	409,000	27,000
7.06.03.02	Total Added Value from Discontinued operations to be distributed	11,854,000	11,667,000
7.07	Total Added Value to be Distributed	147,226,000	139,534,000
7.08	Distribution of Added Value	147,226,000	139,534,000
7.08.01	Employee Compensation	15,660,000	14,176,000
7.08.01.01	Salaries	9,336,000	8,772,000
7.08.01.02	Fringe Benefits	5,718,000	4,839,000
7.08.01.03	Unemployment Benefits (FGTS)	606,000	565,000
7.08.02	Taxes and Contributions	71,497,000	65,822,000
7.08.02.01	Federal	56,552,000	50,291,000
7.08.02.02	State	14,632,000	15,171,000
7.08.02.03	Municipal	313,000	360,000
7.08.03	Return on Third-Party Capital	25,402,000	31,563,000
7.08.03.01	Interest	21,934,000	18,735,000
7.08.03.02	Rental Expenses	3,468,000	12,828,000
7.08.04	Return on Shareholders' Equity	22,813,000	16,306,000
7.08.04.01	Interest on Capital	1,304,000	652,000
7.08.04.03	Retained Earnings / (Losses) for the Period	21,038,000	15,871,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	471,000	(217,000)
7.08.05	Others	11,854,000	11,667,000
7.08.05.01	Total distributed added value from discontinued operation	11,854,000	11,667,000

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

1.Basis of preparation and presentation of the interim financial statements

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2018, which include the full set of notes.

The interim consolidated and separate financial statements (Parent Company) have been prepared and are presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB), and with the pronouncement CPC 21 (R1) – Demonstrações Intermediárias as issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and released by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM). All financial statements relevant information is being evidenced and corresponds to the ones used by the Company’s Management.

The Company adopted, as of January 1, 2019, the requirements contained in CPC 06 (R2) - Leasing Operations, related to IFRS 16 - Leases, and the technical interpretation ICPC 22 - Uncertainty about Tax Treatment on Net Income, related to IFRIC 23 Uncertainty over Income Tax Treatments. Changes in significant accounting policies are described in Note 3.

In May 2019, the Company’s Board of Directors approved the model for an additional sale of its interest in the subsidiary Petrobras Distribuidora (BR), carried out through a secondary public offering (follow-on) and, in July 2019, the preliminary prospectus was approved by the  Brazilian  Association  of  Financial  and  Capital  Market  Entities  ("ANBIMA"). Accordingly, all the requirements were met to classify the assets and directly associated liabilities as a disposal group that is held for sale at June 30, 2019, in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations. Furthermore, this investment was classified as a discontinued operation, since it represents a separate major line of business. The consolidated statements of income and cash flows for the three and six-month periods ended June 30, 2019 present net income, operating, investing and financing cash flows of BR in separate line items, as a net result of discontinued operations. The consolidated statement of value added for the three and six-month periods ended June 30, 2019 presents the total value added to be distributed and the distribution of value added of BR in separate lines as discontinued operations. Additionally, these statements for the three and six-month periods ended June 30, 2018, adjusted in a similar manner, to meet IFRS 5.

These interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on August 1, 2019.

2.	The “Lava Jato (Car Wash) investigation” and its effects on the company

The company has monitored the progress of investigations under the “Lava Jato Operation” and, in the preparation of these interim financial statements ended June 30, 2019, did not identified any additional information that would affect the adopted calculation methodology to write off, in the third quarter of 2014, amounts overpaid for the acquisition of property, plant and equipment. The Company will continue to monitor these investigations for additional information in order to assess their potential impact on the adjustment made.

In the second quarter of 2019, new leniency and plea agreements entitled the Company to receive funds with respect to compensation for damages, in the amount of R$ 309. This amount was accounted for as other income and expenses. Thus, the total cumulative amount recovered from the “Lava Jato” investigation through June 30, 2019 is R$ 3,586 (R$ 3,277 through December 31, 2018).

2.1.	Investigations involving the Company

On September 27, 2018, the company settled the open matters with the U.S. Department of Justice (DoJ) and the U.S. Securities and Exchange Commission (SEC) investigation which encompassed the company’s internal controls, books and records, and financial statements from 2003 to 2012.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

These agreements fully resolve the inquiries carried out by these authorities. Following this agreement, the Company paid US$ 85.3 million to the DoJ in 2018 and the same amount to the SEC in the first quarter of 2019. Additionally, the agreements also credited a remittance of US$ 682.6 million to the Brazilian authorities, which was deposited in January 2019. The Company fully recognized the effects of these settlements (R$ 3,536) as other income and expenses in the third quarter of 2018. Petrobras already paid the DoJ US$ 85.3 million in October 2018, deposited US$ 682.6 million in January 2019 to the Brazilian authorities, and in March 2019 paid the last US$ 85.3 million to the SEC.

This resolution meets the best interest of the Company and its shareholders, and eliminates uncertainties, risks, burdens and costs of potential litigations in the United States.

In May 2019, the U.S. Commodity Futures Trading Commission (“CFTC”) contacted Petrobras with an inquiry regarding trading activities related to the Lava Jato Operation.  Petrobras reiterates that it will continue to cooperate with the regulatory authorities, including the CFTC, regarding any inquiry, reinforcing its commitment to integrity and transparency.

3.	Summary of significant accounting policies

The accounting practices and calculation methods used in preparing these consolidated quarterly financial statements are the same as those used in preparing the company's annual financial statements for the year ended December 31, 2018, except for the adoption of IFRS 16 Leases and IFRIC 23 Uncertainty over Income Tax Treatments, which became effective on January 1, 2019.

3.1.	IFRS 16 – Leases / CPC 06 (R2) – Operações Arrendamento Mercantil

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases, from the lessees and lessors’ perspectives.

Among the changes arising from IFRS 16, this standard eliminated the classification of leases as either operating or finance leases for lessees, providing for a single lessee accounting model in which all leases result in the recognition of a right-of-use asset and a lease liability.

Following the adoption of IFRS 16, lease payments under operating leases are not charged to operating results on accrual basis. Instead, depreciation of the right to use a leased asset, as well as the finance expenses and foreign exchange gains or losses over the lease liability, affect the results. See notes 9, 14 and 25 for the impacts of such payments in the statement of income for the period.

The Company applied the short-term lease exemption and recognizes payments associated with such leases as expenses over the term of the arrangements.

In the statement of cash flows, operating lease payments, which were previously presented within Cash flows from operating activities, from 2019 onwards are presented as Cash flows from financing activities, comprising the settlement of lease liabilities. However, such change does not affect the company’s cash and cash equivalents balance.

The company did not apply the recognition exemption related to leases for which the underlying asset is of low value.

According to the transition provisions set forth in IFRS 16, the Company applied this standard retrospectively with the cumulative effect of its initial application recognized at January 1, 2019, without restatement of prior period information, and the following practical expedients were chosen:

•	The standard to contracts that were previously identified as leases (note 18.2 to the Company’s audited financial statements ended December 31 ,2018);
•

Lease liabilities measured at the present value of the remaining lease payments, net of applicable recoverable taxes, discounted by the lessee’s incremental borrowing rate at the date of initial application;

•

Recognition of right-of-use assets at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application, excluding initial direct costs.

Foreign exchange gains and losses arising from lease arrangements denominated in U.S. dollars were designated for hedging relationship protection according to the current cash flow hedge accounting policy involving the Company’s future exports.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Disclosure

At January 1, 2019, the Company accounted for right-of-use assets and lease liabilities at the same amount (R$ 102,970) and, as a result, the impacts arising from the initial application of this standard did not affect equity. The right-of-use assets are presented as Property, plant and equipment (PP&E), primarily comprising the following underlying assets: oil and gas producing units, drilling rig and other exploration and production equipment, vessels, helicopters, lands and buildings. The lease liabilities are presented as a separate line item in the statement of financial position.

Right-of-use by underlying asset
Oil and gas producing units	50,083
Vessels	46,481
Lands and buildings	3,917
Others	2,489
Total	102,970

Reconciliation between operating lease commitments disclosed as of December 31, 2018 and lease liabilities recognized at the date of initial application is presented below:

Commitment to operating lease as of December 31, 2018	369,574
Commitments for which lease terms have not commenced	(212,435)
Discount	(38,669)
Short-term leases and others	(15,500)
Initial application	102,970
Finance lease (IAS 17) recognized at December 31, 2018	715
Lease liability at January1, 2019	103,685

During the first half of 2019, the Company’s Statement of Cash Flow was impacted by a change from net cash used in operating activities of R$ 8,784 to net cash used in financing activities.

Key estimates and judgments

The incremental borrowing rates used to determine the present value of the remaining lease payments were determined mainly based on the Company’s cost of funding based on yields of bonds issued by the Company, adjusted by terms and currency of the lease arrangements, economic environment of the country where the lessee operates and similar collaterals.

The average incremental borrowing rate was 6.06% p.a. at the adoption of IFRS 16.

Other significant matters

The changes arising from IFRS 16 adoption did not impact Company’s business practice and there was no need to renegotiate covenant clauses in finance debts.

3.2.	IFRIC 23 Uncertainty over Income Tax Treatments / ICPC 22 - Uncertainty about Treatment of Taxes on Net Income

IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty about the treatment of taxes on net income. The Company did not identify any material impact arising from IFRIC 23.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

4.	Cash and cash equivalents and marketable securities
4.1.	Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

	Consolidated
	06.30.2019	12.31.2018
Cash at bank and in hand	772	3,344
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	18,707	7,266
Other investment funds	35	45
	18,742	7,311
- Abroad
Time deposits	8,515	14,812
Automatic investing accounts and interest checking accounts	32,506	25,992
Other financial investments	3,517	2,395
	44,538	43,199
Total short-term financial investments	63,280	50,510
Total cash and cash equivalents	64,052	53,854

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as repo operations, that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

As of June 30, 2019, the Company classified the assets and liabilities of Petrobras Distribuidora (BR) as held for sale in the consolidated statement of financial position, including Cash and cash equivalents of R$ 1,885. However, such amount remained under control of the Company on the same date, and therefore the consolidated balance of Cash and cash equivalents includes the balance of BR in the consolidated statement of cash flows.

4.2.	Marketable securities

	06.30.2019	12.31.2018
Fair value through profit or loss	2,456	4,198
Fair value through other comprehensive income	22	30
Amortized cost	178	175
Total	2,656	4,403
Current	2,456	4,198
Non-current	200	205

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

5.	Trade and other receivables
5.1.	Trade and other receivables, net
	Consolidated
	06.30.2019	12.31.2018
Receivables from contracts with customers
Third parties	16,953	25.629
Related parties
Investees (note 15.6)	2,594	2.641
Receivables from the electricity sector (note 5.4) (*)	15,193	17.051
Subtotal	34,740	45.321
Other trade receivables
Third parties
Receivables from divestments (**)	5,131	5.020
Finance lease receivables	1,907	2.011
Other receivables	4,435	5.134
Related parties
Diesel subsidy	−	1.550
Petroleum and alcohol accounts - receivables from Brazilian Government (note 15.6)	1,209	1.191
Subtotal	12,682	14.906
Total trade receivables	47,422	60.227
Expected credit losses (ECL) - Third parties	(9,737)	(13.137)
Expected credit losses (ECL) - Related parties	(3,368)	(3.545)
Total trade receivables, net	34,317	43.545
Current	15,509	22.264
Non-current	18,808	21.281

(*)It includes the amount of R$ 746 at June 30, 2019 (R$ 770 at December 31, 2018) regarding finance lease receivable from Amazonas Distribuidora de Energia.
(**) It comprises receivable from the divestment of NTS and contingent payments from the sale of interest in Roncador field.

The remaining balance of receivables from the Diesel Price Subsidy Program, established by the Federal Government in 2018, was fully received until February 2019.

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss. Changes in such prices during the first half of 2019 amounted to R$ 551.

5.2.	Aging of trade and other receivables – third parties
	Consolidated
	06.30.2019		12.31.2018
	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)
Current	17,632	(1,415)	22,718	(1,394)
Overdue:
1-90 days	715	(36)	1,876	(211)
91-180 days	212	(49)	135	(47)
181-365 days	462	(84)	186	(78)
More than 365 days	9,405	(8,153)	12,879	(11,407)
Total	28,426	(9,737)	37,794	(13,137)

5.3.	Changes in provision for expected credit losses – ECL
	Consolidated
	06.30.2019	12.31.2018
Opening balance	16,682	19,667
Initial application of IFRS 9	−	405
Additions	251	322
Write-offs	(366)	(4,540)
Transfer of assets held for sale	(3,391)	21
Cumulative translation adjustment	(71)	807
Closing balance	13,105	16,682
Current	4,333	6,645
Non-current	8,772	10,037

In 2018, write-offs in the balance of expected credit losses (R$ 4,540) primarily reflect the effects related to the agreements signed with companies from electricity sector.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

5.4.	Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)
	Consolidated
Receivables from electricity sector	Receivables outside the scope of DAAs	DAA 2014	DAA 2018	Lease receivables	Others	Total
Receivables	5,224	9,919	2,862	770	3	18,778
ECL	(4,580)	(20)	(3)	−	(3)	(4,606)
Balance at December 31, 2018	644	9,899	2,859	770	−	14,172
Sales	1,997	−	−	−	−	1,997
Amounts received	(1,776)	(929)	(1,077)	(68)	(3)	(3,853)
Interest	34	263	93	44	−	434
Derecognition of receivables	(292)	−	−	−	−	(292)
Agreements in 2018	−	−	846	−	−	846
(Additions)/reversals of ECL	(43)	4	1	(30)	3	(65)
Derecognition of receivables - ECL	241	−	−	−		241
Transfers to held for sale	(23)	(90)	(785)	−	−	(898)
Balance At June 30, 2019	782	9,147	1,937	716	−	12,582
Receivables	4,179	9,163	1,938	746	−	16,026
ECL	(3,397)	(16)	(1)	(30)	−	(3,444)
Balance At June 30, 2019	782	9,147	1,937	716	−	12,582

	Receivables	ECL	Total
Related parties - Eletrobras Group
Amazonas Energia - AME	14,295	(3,208)	11,087
Eletrobras	898	(160)	738
	15,193	(3,368)	11,825
Third parties
Cia de Gás do Amazonas - CIGÁS	757	(18)	739
Cia de Eletricidade do Amapá - CEA	57	(57)	−
Outros	19	(1)	18
	833	(76)	757
Balance at June 30, 2019	16,026	(3,444)	12,582
Balance at December 31, 2018	18,778	(4,606)	14,172

With the conclusion of the process of privatization of the distributors of the Eletrobras Group (“Distributors”), all the conditions precedent provided for in the Debt Assumption Agreements (DAAs) signed between the Distributors and Petrobras were met and, thus, Eletrobras became the debtor of all the related amounts. There is an exception to the DAA signed on December 3, 2018 and its amendments, which covers part of the overdue amounts of AME in the scope of the gas supply agreements, which, although currently under the responsibility of the privatized Distributor, has Eletrobras corporate guarantee.

Regarding the privatization of AME, the Distributor presented a proposal to guarantee the debts that remained in favor of Petrobras Distribuidora (BR), which was not accepted because BR understands there are no elements that show its feasibility. The winning consortium formed by the companies Oliveira Energia Geração e Serviços Ltda and Atem Distribuidora de Petróleo S.A. so far has not submitted any further proposal. Thus, the impacts arising from this process were not recognized in the second quarter of 2019 and negotiations to obtain such guarantees for the renegotiated receivables are still ongoing.

With the privatization of the Distributors and the signature of the DAAs, Eletrobras became debtor of these receivables and the structure of collateralization for them is in progress. Therefore, the risk assessment to account for expected credit losses (ECL) is based on Eletrobras' credit risk. At June 30, 2019, debts from both Eletrobras, within the scope of the installments assumed, and Amazonas Generation and Transmission (AmGT), responsible for the new gas supply agreements, were current.

On June 30, 2019, the receivables assigned to BR, amounting to R$ 898, were transferred to assets held for sale, as set out in note 7.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

6.	Inventories
	Consolidated
	06.30.2019	12.31.2018
Crude oil	17,410	16,081
Oil products	9,216	10,686
Intermediate products	2,340	2,364
Natural gas and LNG (*)	575	474
Biofuels	94	582
Fertilizers	158	300
Total products	29,793	30,487
Materials, supplies and others	4,445	4,335
Total	34,238	34,822
(*) Liquefied Natural Gas

In the first half of 2019, the Company recognized a R$ 32 gain as a reversal of cost of sales, adjusting inventories to net realizable value (a R$ 55 loss in the first half of 2018) primarily due to changes in international prices of crude oil and oil products.

At June 30, 2019, the Company had pledged crude oil and oil products volumes as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008, without any significant changes in relation to the amounts disclosed on December 31, 2018.

7.	Disposal of assets and other changes in organizational structure

The major classes of assets and liabilities classified as held for sale are shown in the following table:

	Consolidated
					06.30.2019	12.31.2018
	E&P	Distribution	RT&M	Gas & Power	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	−	−	−	1,885	1,885	154
Trade receivables	−	3,700	31	1,772	5,503	150
Inventories	−	2,957	73	−	3,030	184
Investments	2,961	37	−	−	2,998	3,769
Property, plant and equipment	9,620	6,533	315	−	16,468	2,887
Others	428	5,160	360	1,803	7,751	396
Total	13,009	18,387	779	5,460	37,635	7,540

Liabilities on assets classified as held for sale
Trade Payables	−	952	78	(1)	1,029	3
Finance debt	−	−	−	9,641	9,641	-
Provision for decommissioning costs	4,170	−	−	−	4,170	3,610
Others	−	3,068	25	4,078	7,171	195
Total	4,170	4,020	103	13,718	22,011	3,808

As of June 30, 2019, the amounts refer to (i) the sale of Rômulo Almeida and Celso Furtado thermoelectric power generation plants, (ii) the sale of the Company’s interest in Petrobras Oil and Gas BV (corresponding to 50% of the joint venture), (iii) the remaining 10% interest in Lapa field, (iv) three fields in the Campos Basin (Pargo, Carapeba and Vermelho fields, comprising the Nordeste group), (v) 34 onshore fields located in Potiguar Basin in Rio Grande do Norte, (vi) the interest in the Maromba field, (vii) sale of 50% working interest in Tartaruga Verde and Module III of Espadarte fields, and (viii) public offer of shares of Petrobras Distribuidora (BR).

The description of these operations, which are classified as assets held for sale, was presented in Note 10.1 to the financial statements as of December 31, 2018, except for the sale of 50% working interest in Tartaruga Verde and Module III of Espadarte fields and the public offer of shares of Petrobras Distribuidora, detailed below in conjunction with other sale transactions that progressed in the first quarter of 2019.

a)	Sale of onshore producing fields

On December 27, 2018, the Company’s Board of Directors approved the sale of its total interest in 34 onshore producing fields, located in Potiguar basin, in the state of Rio Grande do Norte, to the company 3R Petroleum, in the amount of US$ 453.1 million. However, the transaction was not consummated.

Accordingly, the Company promptly reassessed the other offers and accepted PetroRecôncavo’s offers in the amount of US$ 384.2 million, which was the second highest amount offered for this sale. Of this amount, US$ 61.47 million is conditioned on the extension of the concession to be granted by the Brazilian Agency of Petroleum, Natural Gas and Biofuels - ANP and its present value is US$ 46.6 million. The agreement was signed on April 25, 2019, when PetroRecôncavo disbursed US$ 28.82 million in advance.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In addition, the Company will assume US$ 1.6 million (present value) related to provision for decommissioning costs.

The corresponding assets and liabilities of this transaction are classified as held for sale as of June 30, 2019 as the conclusion of the transaction is still subject to certain conditions precedent, such as ANP approval and pre-emption rights.

b)	Sale of distributors in Paraguay

On June 26, 2018 the Company entered into a Sale and Purchase Agreement  (SPA) related to the sale to Copetrol Group of its entire interest held through its wholly-owned subsidiary Petrobras International Braspetro B.V. (PIB BV) in Petrobras Paraguay Distribución Limited (PPDL UK), Petrobras Paraguay Operaciones y Logistica SRL (PPOL) and Petrobras Paraguay Gas SRL (PPG).

On March 8, 2019, this sale was completed after the fulfilment of all conditions precedent and the payment of US$ 331.8 million to the Company, which includes US$ 45.2 million of cash and cash equivalents of the companies and US$ 7.1 million relating to working capital adjustment. This amount sums to the US$ 49.3 million deposited in an escrow account at the signing date (June 27, 2018). As a result of this transaction, the Company recognized a R$ 531 gain within other income and expenses. In addition, a R$ 127 loss relating to cumulative translation adjustment previously recognized in shareholders' equity was reclassified to the statement of income, within other income and expenses, due to the depreciation of the Paraguayan Guarani against the US dollar, accumulated since the acquisition of the investment.

c)	Sale of Pasadena Refinery

On January 30, 2019, Petrobras America Inc. (PAI) entered into a SPA with Chevron USA Inc. (Chevron) for the sale of the shares held by PAI on Pasadena Refining System Inc. (PRSI) and PRSI Trading LLC (PRST), which comprise the Pasadena refining system in the United States.

On May 1, 2019, this sale was concluded after the fulfillment of conditions precedent. Accordingly, the amount of US$ 467 million was received by the Company, of which US$ 350 million relates to shares of the Pasadena refinery and the remaining US$ 117 million to its working capital.

At the transaction closing, a R$ 184 loss (US$ 48.5 million) loss was accounted for as other income and expenses.

d)	Sale of 50% working interest in Tartaruga Verde and Module III of Espadarte fields

On April 25, 2019, Petrobras entered into an agreement with Petronas Petróleo Brasil Ltda. (“PPBL”), for the sale of 50% working interest in Tartaruga Verde field (BM-C-36 Concession) and Module III of Espadarte field. Petrobras will maintain a 50% working interest and the operation of the field.

The transaction amounts to US$ 1,293.5 million, to be paid in two tranches: (i) US$ 258.7 million paid at the signing date; and (ii) US$ 1,034.8 million at the closing date, subject to price adjustments. The Company will continue to operate the fields.

The conclusion of the transaction is subject to the conditions precedent provided in the agreement, such as the approval by the ANP and the Brazilian Antitrust Regulator (CADE). Therefore, the corresponding assets and liabilities of this transaction are classified as held for sale as of June 30, 2019.

e)	Sale of interest in Transportadora Associada de Gás - TAG

On April 25, 2019, the Company entered into an agreement for the sale of a 90% interest in TAG to a group formed by ENGIE and the Canadian fund Caisse de Dépôt et Placement du Québec (CDPQ), acting through Aliança Transportadora de Gás Participações S.A. (“Aliança”), a Brazilian private company, to take over the control of TAG.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

On June 13, 2019, after the fulfilment of all conditions precedent, this sale was closed for R$ 33.5 billion, as follows:

•	Aliança paid R$ 29.5 billion to Petrobras for the acquisition of 90% of TAG’s shares;
•

the members of the group paid R$ 2 billion to Petrobras relating to the sale of additional shares, so that the Company will preserve a 10% stake in TAG after the corporate restructuring to be held by the new controlling shareholder of TAG. This amount was accounted for as other current liabilities and, when recognized as profit or loss, the effect will be offset by the proportional write-off of the investment remeasured at fair value.

•	Aliança made a loan to TAG, which repaid the remaining debt with BNDES in the same date, in the amount of R$ 2 billion.

Petrobras will continue to use natural gas transportation services rendered by TAG, through contracts already in force between the two companies, with no impacts on its operations.

Following the closing of the transaction, a R$ 21.4 billion gain was accounted for in the second quarter of 2019, within other income and expenses, including R$ 2.1 billion arising from the remeasurement of the investment.

In the scope of this transaction, Petrobras remained responsible for certain TAG contingencies, in the amount of R$ 2.4 billion, classified as contingent liabilities.

f)	Public offer of shares of Petrobras Distribuidora (BR)

On May 22, 2019, the Company’s Board of Directors approved the model for the sale of a further portion of its interest in Petrobras Distribuidora (BR), to be carried out through a secondary public offering (follow-on).

As of June 30, 2019, the corresponding assets and liabilities of this transaction are classified as held for sale, since all the internal approvals necessary for the sale had been taken and such sale was subject only to usual and customary conditions.

On July 23, 2019, it occurred the pricing of the common shares under this operation, when the Board of Directors approved the sale of 349,500,000 shares, at a price per share of R$ 24.50, totaling R$ 8.6 billion.

On July 25, 2019, an overallotment option was fully exercised and the number of shares offered increased by 43,687,500, under the same conditions and at the same price per share initially offered. Thus, the offering amount totaled R$ 9.6 billion and Petrobras' interest in BR's capital stock was reduced to 37.50%. After the closing of this operation, Petrobras is no longer controller of BR. The supply relationship will continue after the disposal as this transaction does not change the current supply contracts.

The Company estimates a gain of R$ 14.2 billion before taxes, including the gain on remeasurement of R$ 7.4 billion, as a result of this operation, to be accounted for in the third quarter of 2019, considering the carrying amount of this investment at June 30, 2019. This gain is still subject to adjustments relating to the equity interest until the date of closing.

As of June 30, 2019, the corresponding assets and liabilities of this transaction are classified as held for sale, since all the internal approvals necessary for the sale had been taken and such sale was subject only to usual and customary conditions.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

BR comprises almost entirely the Distribution business segment of the Company. As it represents a separate major line of business, it is also considered a discontinued operation, for which the statements of income and cash flows are presented below:

Statement of income for the discontinued operation		Consolidated
	2019		2018
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Sales revenuies	9,395	18,538	9,568	20,455
Cost of sales	(8,106)	(15,659)	(8,252)	(17,623)
Gross profit	1,289	2,879	1,316	2,833
Income/(expenses)	(1,013)	(2,070)	(1,142)	(2,202)
Sales	(722)	(1,455)	(760)	(1,468)
General and administrative	(190)	(385)	(198)	(388)
Other taxes	(13)	(50)	(22)	(49)
Other income and expenses	(88)	(180)	(162)	(297)
Income before finance income (expense), results in equity-accounted investments and income taxes	276	809	174	631
Net finance income (expense)	212	439	269	223
Results of equity-accounted investments	−	1	−	(1)
Net income before income taxes	488	1,249	443	853
Income taxes	(186)	(470)	(180)	(343)
Net income for the period from discontinued operations	302	779	263	510
Attributable to:
Shareholders of Petrobras	302	779	263	510
Net income for the period from discontinued operations	302	779	263	510

Statement of cash flows for the discontinued operation

	06.30.2019	06.30.2018
Cash flows from Operating activities
Net income for the period	779	510
Adjustments for:
Pension and medical benefits (actuarial expense)	241	219
Depreciation, depletion and amortization	255	213
Foreign exchange, indexation and finance charges	(424)	(251)
Deferred income taxes, net	470	343
Others	366	525
Decrease (Increase) in assets
Trade and other receivables, net	1,157	502
Other assets	(648)	(132)
Increase (Decrease) in liabilities
Trade payables	(186)	(574)
Income taxes paid	(393)	(1)
Pension and medical benefits	(522)	(92)
Other liabilities	(137)	(259)
Net cash provided by operating activities	958	1,003
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets	(260)	(172)
Divestment (Investment) in marketable securities	54	266
Others	8	2
Net cash (used in) provided by investing activities	(198)	96
Cash flows from Financing activities
Repayment of principal	(115)	(111)
Repayment of interest	(198)	(192)
Dividends paid to Shareholders of Petrobras	(1,518)	−
Others	(101)	73
Net cash used in financing activities	(1,932)	(230)
Net increase (decrease) in cash and cash equivalents	(1,172)	869
Cash and cash equivalents at the beginning of the period	3,057	483
Cash and cash equivalents at the end of the period	1,885	1,352

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

8.	Investments
8.1.	Changes in investment (Parent company)
	Balance at 12.31.2018	Investments	Restructuring, capital decrease and others	Results of equity-accounted investments	CTA	OCI	Dividends	Balance at 06.30.2019
Subsidiaries	169,237	254	(16,392)	7,990	(1,549)	400	(5,241)	154,699
Joint operations	207	−	−	22	−	−	(45)	184
Joint ventures	329	8	−	5	−	−	(48)	294
Associates	6,035	−	3,271	543	292	(69)	(122)	9,950
Total	175,808	262	(13,121)	8,560	(1,257)	331	(5,456)	165,127
Other investments	19	−	−	−	−	−	−	19
Total	175,827	262	(13,121)	8,560	(1,257)	331	(5,456)	165,146

Results of equity-accounted investments during the first half of 2019 primarily refer to PNBV (R$ 6,099) and TAG (R$ 869), which include unrealized profits among entities of Petrobras group, adds back of depreciation of right-of-use assets and unwind of discount on lease liabilities related to leases entered into Petrobras parent company and its subsidiaries.

8.2.	Changes in investment (Consolidated)
	Balance at 12.31.2018	Investments	Restructuring, capital decrease and others	Results of equity-accounted investments	CTA	OCI	Dividends	Balance at 06.30.2019
Joint ventures	4,531	45	(16)	496	(25)	−	(490)	4,541
Associates	6,098	−	3,338	469	283	(69)	(124)	9,995
Other investments	61	1	(14)	−	−	−	−	48
Total	10,690	46	3,308	965	258	(69)	(614)	14,584

Results of equity-accounted investments primarily refer to the MP Gulf of Mexico (R$ 268) and the Petrochemical associates (R$ 431).

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

9.	Property, plant and equipment
9.1.	By class of assets
	Consolidated						Parent
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total	Total
Balance at January 1,2018	22,048	248,108	140,656	173,545	−	584,357	435,536
Additions	18	6,530	31,490	22	−	38,060	64,158
Additions to / review of estimates of decommissioning costs	−	−	−	18,187	−	18,187	18,193
Capitalized borrowing costs	−	−	6,572	−	−	6,572	5,338
Write-offs	(220)	(58)	(1,219)	(97)	−	(1,594)	(1,529)
Transfers	(481)	52,550	(69,945)	14,029	−	(3,847)	(1,761)
Depreciation, amortization and depletion	(1,299)	(23,807)	−	(18,136)	−	(43,242)	(33,009)
Impairment recognition	−	(2,821)	(945)	(6,484)	−	(10,250)	(5,459)
Impairment reversal	1	1,175	86	862	−	2,124	1,908
Cumulative translation adjustment	122	12,915	5,390	1,035	−	19,462	−
Balance at December 31, 2018	20,189	294,592	112,085	182,963	−	609,829	483,375
Cost	30,337	498,728	112,085	298,905	−	940,055	733,750
Accumulated depreciation, amortization and depletion	(10,148)	(204,136)	−	(115,942)	−	(330,226)	(250,375)
Balance at December 31, 2018	20,189	294,592	112,085	182,963	−	609,829	483,375
Adoption of IFRS 16	−	−	−	−	102,970	102,970	194,523
Additions	2	2,567	12,725	13	5,171	20,478	28,753
Additions to / review of estimates of decommissioning costs	−	−	−	(70)	−	(70)	−
Capitalized borrowing costs	−	−	2,658	−	−	2,658	2,580
Write-offs	(1)	(77)	(480)	−	−	(558)	(301)
Transfers	1,682	27,968	(37,593)	10,176	775	3,008	8,595
Transfers to assets held for sale	(2,980)	(16,336)	(2,385)	(1,700)	(4,534)	(27,935)	7,159
Depreciation, amortization and depletion	(499)	(12,132)	−	(8,803)	(9,879)	(31,313)	(33,072)
Impairment recognition	(5)	(856)	(1,425)	−	−	(2,286)	(1,422)
Impairment reversal	−	80	66	1,790	−	1,936	1,936
Cumulative translation adjustment	(15)	(763)	(422)	−	(45)	(1,245)	−
Balance At June 30, 2019	18,373	295,043	85,229	184,369	94,458	677,472	677,808
Cost	27,782	492,289	85,229	305,506	107,101	1,017,907	956,196
Accumulated depreciation, amortization and depletion	(9,409)	(197,246)	−	(121,137)	(12,643)	(340,435)	(278,388)
Balance At June 30, 2019	18,373	295,043	85,229	184,369	94,458	677,472	677,808
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)

(*) It is composed of platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, rights of use and other operating, storage and production plants, also including exploration and production assets depreciated based on the units of production method.

(**) See note 25 for assets under construction by business area.

(***)  It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated to the exploration and production of oil and gas.

At the adoption of IFRS 16, the Company recognized right-of-use assets at an amount equal to the lease liability. The rights-of-use at June 30, 2019 comprise the following underlying assets:

	Land, buildings and improvement	Equipment and other assets (*)	Total
Cost	3,424	103,677	107,101
Accumulated depreciation, amortization and depletion	(199)	(12,444)	(12,643)
Balance at June 30, 2019	3,225	91,233	94,458
Depreciation of the period	199	9,680	9,879
(*) It primarily comprises platforms and vessels,

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

9.2.	Unitization Agreements

Since 2018, Petrobras has entered into Production Individualization Agreements (Acordos de Individualização da Produção - AIPs) with Pré-Sal Petróleo S,A, (PPSA) and its partners (Shell, Petrogal and Total) in certain E&P consortiums, submitting these agreements to ANP for approval, As of June 30, 2019, a R$ 530 provision is accounted for within other current liabilities.

For additional information, see note 12.3 to the Company’s audited financial statement ended December 31, 2018.

9.3.	Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for oil, natural gas and other liquid hydrocarbons located in the pre-salt area, subject to a maximum production of five billion barrels of oil and gas equivalent. The agreement has a term of forty years and is renewable for a further five years subject to certain conditions. The Company paid R$ 74,808 to the Brazilian Federal Government, recognized as property, plant and equipment (PP&E).

The information gathered made possible the identification of volumes exceeding five million barrels of oil equivalent.

In April 2019, the CNPE enacted Resolution 5/2019 approving the clauses of the draft amending the agreement and, according to this resolution, the Company will be entitle to a reimbursement of US$ 9,058 million due to the review of review of the Assignment Agreement.

On May 21, 2019, the Company’s Board of Directors approved the execution of the Amendment to the Assignment Agreement pursuant to the CNPE’s Resolution 5/2019. This approval is conditioned to (i) budgetary proposal of the Federal Government for the payment to Petrobras, and (ii) the publication of a MME Ordinance on the Co-participation Agreement with no violation of the Company's vested right over the Assignment Agreement and the conditions negotiated in the scope of the revision process, established on the Amendment and on the MME Ordinance 213/2019.

The Company’s Board of Directors also determined that the execution of the Amendment be carried out before the surplus auction of the Assignment Agreement.

A definition about a relevant rule that would enable the Brazilian Government to settle such amount is pending.

Due to the features of the review, any credit in favor of the Company will be only confirmed following an amendment to the agreement that results in a contractual right and would support the recognition of an account receivable and a respective reduction in PP&E.

9.4.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In the first half of 2019, the capitalization rate was 6.19% p,a, (6.36% p,a, in the first half of 2018), Since January 2019, finance costs involving lease arrangements have been taken into account in the computation of the capitalization rate.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

10.	Intanglible assets
10.1.	By class of assets
	Consolidated				Parent Company
	Rights and Concessions	Softwares	Goodwill	Total	Total
Balance at January 1, 2018	5,959	1,061	720	7,740	6,264
Additons	3,321	312	−	3,633	3,517
Capitalized borrowing costs	−	12	−	12	12
Write-offs	(56)	−	−	(56)	(51)
Transfers	(162)	24	42	(96)	(158)
Amortization	(54)	(350)	−	(404)	(316)
Cumulative translation adjustment	16	1	24	41	−
Balance at December 31, 2018	9,024	1,060	786	10,870	9,268
Cost	9,876	6,171	786	16,833	13,568
Accumulated amortization	(852)	(5,111)	−	(5,963)	(4,300)
Balance at December 31, 2018	9,024	1,060	786	10,870	9,268
Additons	20	208	−	228	157
Capitalized borrowing costs	−	6	−	6	6
Write-offs	(28)	(16)	−	(44)	(39)
Transfers	(320)	(192)	(454)	(966)	−
Amortization	(24)	(159)	−	(183)	(148)
Impairment recognition	(5)	(2)	−	(7)	(2)
Cumulative translation adjustment	(3)	−	(1)	(4)	−
Balance At June 30, 2019	8,664	905	331	9,900	9,242
Cost	9,428	5,791	331	15,550	13,634
Accumulated amortization	(764)	(4,886)	−	(5,650)	(4,392)
Balance at June 30, 2019	8,664	905	331	9,900	9,242
Estimated useful life in years	(*)	5	Indefinite
(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment,

11.	Impairment

The Company annually tests its assets for impairment on December 31 or when there is an indication that their carrying amount may not be recoverable.

In the first half of 2019, impairment losses were accounted for, in the amount of R$ 81, within other income and expenses, mainly due to:

•

On July 25, 2019, Petrobras approved the sale of 10 concessions located in shallow waters in the Campos Basin (Rio de Janeiro), As a result, the Company reassessed the recoverability of the carrying amount of these assets and, based on their fair value less costs to sell, accounted for a reversal of impairment loss in the amount of R$ 1,936 relating to Badejo, Bicudo, Linguado, Pampo e Trilha fields.

•

In the first half of 2019, in addition to the regular investments made in the first refining unit facilities of Comperj, which are part of the infrastructure for transporting and processing natural gas from the pre-salt layer in the Santos Basin, the Company also made investments, in the amount of R$ 814, relating to environmental licensing of this project, as set out in note 27.3. As described in the last business and management plan approved by the Board of Directors, the resumption of this project still depends on new partnerships, thus additional impairment losses were recognized in the first half of 2019, totaling R$ 996, since future cash flows are not expected to return from investments.

•

After the Board of Directors approved the sale of the drillship NS-30 (owned by Drill Ship International B,V, - DSI, a subsidiary of PIB BV), in the second quarter of 2019, a R$ 683 impairment loss was recognized on this transaction.

•

On June 30, 2019, the Company reviewed the composition of the Parque das Baleias complex, excluding Cachalote and Pirambu fields, which were separately tested for impairment, resulting in a R$ 428 impairment loss.

In the first half of 2018, the Company accounted for a R$ 205 impairment reversal.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

12.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	06.30.2019	12.31.2018
Property plant and equipment
Opening Balance	16,009	14,957
Additions to capitalized costs pending determination of proved reserves	777	1,308
Capitalized exploratory costs charged to expense	(145)	(38)
Transfers upon recognition of proved reserves	(1)	(280)
Cumulative translation adjustment	(5)	62
Closing Balance	16,635	16,009
Intangible	7,647	7,671
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	24,282	23,680
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table,

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

			Consolidated
		2019		2018
Exploration costs recognized in the statement of income	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Geological and geophysical expenses	336	732	271	566
Exploration expenditures written off (includes dry wells and signature bonuses)	54	243	206	232
Contractual penalties	−	54	88	204
Other exploration expenses	4	19	19	24
Total	394	1,048	584	1,026
Cash used in:
Operating activities	340	751	290	590
Investment activities	409	764	590	1,318
Total	749	1,515	880	1,908

13.	Finance debt
13.1.	Balance by type of finance debt
	Consolidated
	06.30.2019	12.31.2018
Banking Market	20,500	37,107
Capital Market	11,133	12,863
Development banks	8,137	12,967
Others	57	34
Total in Brazil	39,827	62,971
Banking Market	88,639	93,474
Capital Market	144,393	153,548
Development banks	155	157
Export Credit Agency	15,518	15,038
Others	900	973
Total abroad	249,605	263,190
Total finance debt	289,432	326,161
Current	21,823	14,207
Non-current	267,609	311,954

The Company was in compliance with debt covenants at June 30, 2019 and there were no change in collaterals provided compared to December 31, 2018.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

On June 13, 2019, the wholly owned subsidiary Petrobras Global Trading B.V. – PGT, give notice to China Development Bank (CDB) about the prepayment of a US$ 3 billion debt maturing in 2024. Thus, this amount was reclassified to current finance debt. This payment will occur on August 14, 2019.

13.2.	Changes in finance debt and reconciliation with cash flows from financing activities
	Balance at 12,31,2017	Adoption of IFRS 9	Additions	Principal amortization (*)	Interest amortization (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	CTA	Modification of contractual cash flows	Balance at 12.31.2018
In Brazil	72,546	215	8,196	(18,917)	(4,465)	4,846	93	457	−	62,971
Abroad	288,178	585	30,337	(99,436)	(16,216)	16,021	5,018	38,749	(46)	263,190
Total	360,724	800	38,533	(118,353)	(20,681)	20,867	5,111	39,206	(46)	326,161

	Balance at 12.31.2018	Adoption of IFRS 9	Additions	Principal amortization (*)	Interest amortization (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	CTA	Transfers to held for sale	Balance at 06.30.2019
In Brazil	62,971	−	4,606	(20,902)	(1,641)	1,950	246	−	(7,403)	39,827
Abroad	263,190	−	13,567	(23,916)	(7,620)	7,626	(641)	(2,601)	−	249,605
Total	326,161	−	18,173	(44,818)	(9,261)	9,576	(395)	(2,601)	(7,403)	289,432

PP&E on credit			(291)	−	−
Debt restructuring			−	(695)	−
Deposits linked to financing			−	−	89
Net cash used in financing activities			−	116	198
(*) It includes pre-payments,
(**) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

In line with the Company’s Business and Management Plan and following its liability management strategy, the Company recently raised funds in order to repay older debts, as well as aiming at improving the debt repayment profile taking into account its alignment with investments returns over the long run,

In the first half of 2019, proceeds from financing amounted to R$ 17,882, principally reflecting: (i) global notes issued in the capital market in the amount of R$ 11,462 (US$ 2,980 million), of which R$ 2,833 (US$ 737 million) relates to the reopening of bonds maturing in 2029, and the remaining relates to new bonds issued maturing in 2049; and (ii) debentures issued amounting to R$ 3,600.

In addition, the Company repaid several finance debts, notably: (i) R$ 17,580 (US$ 4,568 million) relating to repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to R$ 682; and (ii) pre-payment of banking loans in the domestic and international market totaling R$ 20,188; and (iii) pre-payment of R$ 2,218 with respect to financings with the Brazilian Development Bank (BNDES).

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.3.	Summarized information on current and non-current finance debt
	Consolidated
Maturity	2019	2020	2021	2022	2023	2024 onwards	Total (**)	Fair value

Financing in U,S,Dollars (US$)(*):	16,176	3,722	12,899	14,541	26,536	156,383	230,257	260,307
Floating rate debt	13,573	3,712	7,428	11,701	20,392	47,754	104,560
Fixed rate debt	2,603	10	5,471	2,840	6,144	108,629	125,697
Average interest rate	5.6%	5.6%	5.5%	5.6%	5.5%	6.5%	6.2%
Financing in Reais (R$):	1,575	2,358	2,446	6,120	7,174	20,154	39,827	39,595
Floating rate debt	551	1,173	1,504	4,878	6,335	12,966	27,407
Fixed rate debt	1,024	1,185	942	1,242	839	7,188	12,420
Average interest rate	4.4%	4.5%	4.7%	5.0%	4.8%	4.2%	4.5%
Financing in Euro (€):	58	334	1,010	1,881	1,761	5,799	10,843	14,325
Floating rate debt	−	−	−	−	−	−	−
Fixed rate debt	58	334	1,010	1,881	1,761	5,799	10,843
Average interest rate	4.5%	4.7%	4.8%	4.8%	4.6%	4.6%	4.7%
Financing in Pound Sterling (£):	198	87	−	−	−	8,199	8,484	9,957
Fixed rate debt	198	87	−	−	−	8,199	8,484
Average interest rate	6.8%	6.2%	−	−	−	6.3%	6.3%
Financing in other currencies:	21	−	−	−	−	−	21	21
Fixed rate debt	21	−	−	−	−	−	21
Average interest rate	9.9%	−	−	−	−	−	9.9%
Total as of June 30, 2019	18,028	6,501	16,355	22,542	35,471	190,535	289,432	324,205
Average interest rate	5,4%	5,4%	5,4%	5,5%	5,4%	6,4%	6,0%
Total as of December 31, 2018	14,207	15,193	27,170	39,978	46,305	183,308	326,161	332,956
Average interest rate	5.5%	5.9%	5.9%	5.8%	5.8%	6.4%	6.1%

(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U,S, dollar,
(**)The average maturity of outstanding debt as of June 30, 2019 is 10,25 years (9,14 years as of December 31, 2018),

The fair value of the Company's finance debts is mainly determined and categorized into a fair value hierarchy as follows:

•	Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to R$ 160,487 as of June 30, 2019 (R$ 151,339 as of December 31, 2018);
•

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to R$ 163,718 as of June 30, 2019  (R$ 181,617 as of December 31, 2018); and

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 28.2.

13.4.	Lines of credit
				Amount
Company	Financial institution	Date	Maturity	Available	Used	Balance
Abroad (amounts in millions of U,S, dollars)
PGT BV	BNP Paribas	12/22/2016	01/15/2021	350	310	40
PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	−	4,350
Petrobras	New Development Bank	8/27/2018	8/27/2022	200	40	160
PGT BV	Syndicate of banks	3/27/2019	2/27/2024	3,250	−	3,250
Total				8,150	350	7,800
In Brazil
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	2,000	−	2,000
Petrobras	Bradesco	6/1/2018	5/31/2023	2,000	−	2,000
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	2,000	−	2,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				6,329	-	6,329

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

14.	Lease liabilities

The Company is the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, lands and buildings.

Changes in the balance of lease liabilities are presented below:

		Consolidated
	Balance at 12.31.2018	Adoption of IFRS 16	Additions (new contracts)	Payment of principal and interest(*)	Unwinding of discount	Foreign exchange gains and losses	CTA	Transfer to assets and liabilities held for sale	Balance at 06.30.2019
In Brazil	715	21,809	1,939	(2,407)	748	(56)	−	(742)	22,006
Abroad	−	81,161	3,088	(6,377)	2,278	(410)	(260)	(3,756)	75,724
Total	715	102,970	5,027	(8,784)	3,026	(466)	(260)	(4,498)	97,730

(*)It includes the amount of R$68 referring to the receipt of leases in the Statement of Cash Flows,

A maturity schedule of the lease arrangements (nominal amounts) is are set out as follows:

	Consolidated
Maturity	2019	2020	2021	2022	2023	2024 onwards	Total
Balance at 06.30.2019	12,078	21,671	17,893	12,757	9,864	58,090	132,353

Payments in certain lease agreements vary due to changes in facts or circumstances occurring after their inception other than the passage of time. Such payments are not included in the measurement of the lease obligations, Variable lease payments in the first half of 2019 amounted R$ 1,749, representing 20% in relation to fixed payments.

All extension options were included in the measurement of lease obligations.

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 29.2.

In the first half of 2019, the Company recognized lease expenses in the amount of R$ 1,671 relating to short term leases.

At June 30, 2019, the balance of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is R$ 207,039.

15.	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, and is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

15.1.	Transactions with entities of Petrobras group (Parent)
	06.30.2019			12.31.2018
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	14,398	−	14,398	13,451	−	13,451
Dividends receivable	1,743	−	1,743	1,585	−	1,585
Intercompany loans	−	16	16	−	22	22
Advance for capital increase	−	−	−	−	254	254
Amounts related to construction of natural gas pipeline	−	709	709	−	654	654
Finance leases	130	−	130	130	−	130
Other operations	828	404	1,232	840	429	1,269
Advances to suppliers	106	567	673	101	9,142	9,243
Total	17,205	1,696	18,901	16,107	10,501	26,608
Liabilities
Lease liabilities	(19,248)	(104,424)	(123,672)	(771)	(2,384)	(3,155)
Intercompany loans	(30,021)	−	(30,021)	(9,529)	−	(9,529)
Prepayment of exports	(79,090)	(101,818)	(180,908)	(66,764)	(136,983)	(203,747)
Accounts payable to suppliers	(18,190)	−	(18,190)	(13,390)	−	(13,390)
Purchases of crude oil, oil products and others	(15,811)	−	(15,811)	(8,147)	−	(8,147)
Affreightment of platforms	(1,797)	−	(1,797)	(4,544)	−	(4,544)
Advances from clients	(582)	−	(582)	(699)	−	(699)
Other operations	(306)	(501)	(807)	(42)	(452)	(494)
Total	(146,855)	(206,743)	(353,598)	(90,496)	(139,819)	(230,315)
(*) Increase related to loan operations between Petrobras and PGT.

	Apr-Jun/2019	Jan-Jun/2019	Apr-Jun/2018	Jan-Jun/2018
Profit or Loss
Revenues, mainly sales revenues	42.663	80.676	37.598	72.918
Foreign exchange and inflation indexation charges (*)	(951)	(3.735)	(3.128)	(4.407)
Financial income (expenses), net (*)	(6.479)	(11.978)	(2.606)	(5.058)
Total	35.233	64.963	31.864	63.453
(*) It includes R$ 1,288 related to foreign exchange gains and R$ 4,523 of finance expenses pertaining to leases and sub-leases operations in accordance with IFRS 16,

15.2.	Annual rates for intercompany loans
		Parent
	Asset		Liability
	06.30.2019	12.31.2018	06.30.2019	12.31.2018
From 3,1 to 4%	−	−	(16,192)	-
From 4,1 to 5%	−	−	(13,829)	(9,529)
More than 9,01%	16	22	−	−
Total	16	22	(30,021)	(9,529)
15.3.	Non standardized receivables investment fund (FIDC-NP)

The Parent Company invests in the receivables investment fund FIDC-NP, which comprises mainly receivables and non-performing receivables arising from operations performed by subsidiaries of the Petrobras Group, Investments in FIDC-NP are recognized as other receivables.

The assignment of performing and non-performing receivables is recognized as current finance debt.

	Parent
	06.30.2019	12.31.2018
Other receivables	63,856	9,845
Assignment of receivables	(59,701)	(23,920)

	2019	2018
	Jan-Jun	Jan-Jun
Other receivables	799	412
Assignment of receivables	(1,056)	(646)
Net finance income (expense)	(257)	(234)

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

15.4.	Guarantees

Petrobras guarantees certain financial operations carried out by its subsidiaries in Brazil and abroad.

Petrobras, based on contractual clauses that support the financial operations between the subsidiaries and third parties, offers guarantees, mainly fidejussory, to the payment of debt service in the event that a subsidiary defaults on a debt.

Financial operations carried out by these subsidiaries and guaranteed by Petrobras are set out in note 19.5 to the company’s annual Financial Statements ended December 31, 2028.

15.5.	Investment fund of subsidiaries abroad

At June 30, 2019, a subsidiary of PIB BV had R$ 3,637 (R$ 5,744 at December 31, 2018) invested in an investment fund abroad that held debt securities of the consolidated structured entity CDMPI.

15.6.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and others.

The balances of significant transactions are set out in the following table:

		Consolidated
	06.30.2019		12.31.2018
	Asset	Liabilty	Asset	Liabilty
Joint ventures and associates
State-controlled gas distributors	1,283	440	1,189	440
Petrochemical companies	408	56	350	26
Other associates and joint ventures	903	3,305	1,102	2,882
Subtotal	2,594	3,801	2,641	3,348
Government entities
Government bonds	5,111	−	7,588	−
Banks controlled by the Brazilian Government	29,262	19,419	28,846	40,035
Receivables from the Electricity sector (note 8.4)	15,193	−	17,051	−
Petroleum and alcohol account - receivables from Brazilian Government	1,209	−	1,191	−
Diesel Price Subsidy Program	−	−	1,550	−
Brazilian Federal Government (Dividends)	−	368	−	1,254
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S,A, – PPSA	−	452	−	557
Others	94	223	248	474
Subtotal	50,869	20,462	56,474	42,320
Pension plans	244	213	229	372
Total	53,707	24,476	59,344	46,040
Current assets	9,913	5,198	16,837	9,796
Non-current assets	43,794	19,278	42,507	36,244

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The income/expenses of significant transactions are set out in the following table:

			Consolidated
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
	2019	2019	2018	2018
Joint ventures and associates
State-controlled gas distributors	2,560	5,261	2,018	3,846
Petrochemical companies	3,085	5,847	3,168	6,338
Other associates and joint ventures	(623)	(1,180)	(1,027)	(1,667)
Subtotal	5,022	9,928	4,159	8,517
Government entities
Government bonds	93	202	76	175
Banks controlled by the Brazilian Government	(1,422)	(1,618)	(589)	(1,713)
Receivables from the Electricity sector	561	806	2,321	2,574
Petroleum and alcohol account - receivables from Brazilian Government	−	9	−	−
Diesel Price Subsidy Program	−	−	590	590
Brazilian Government (Dividends and interest on capital)	(14)	(33)	−	−
Pré-Sal Petróleo S,A, – PPSA	(165)	(272)	−	−
Others	(150)	(105)	(42)	58
Subtotal	(1,096)	(1,011)	2,356	1,684
Pension plans	−	−	−	−
Total	3,926	8,917	6,515	10,201

Revenues, mainly sales revenues	6,151	12,162	5,970	11,482
Purchases and services	(1,376)	(2,515)	(1,145)	(2,183)
Foreign exchange and inflation indexation charges, net	(401)	(824)	(243)	(519)
Finance income (expenses), net	(448)	94	1,933	1,421
Total	3,926	8,917	6,515	10,201

In addition to the aforementioned transactions, Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for hydrocarbons located in the pre-salt area limited to the production of five billion barrels of oil equivalent, For detailed information on Assignment Agreement, see note 9.3.

During the second quarter of 2019, the wholly owned subsidiary Transpetro signed an agreement with Transportadora Associada de Gás SA - TAG, an associate of Petrobras since June 13, 2019, to provide technical support services for gas transportation for a period of ten years.

For more information on the disposal of TAG, see note 7.

15.7.	Compensation of key management personnel

The compensations of Executive Officers and Board Members of Petrobras parent company are governed by the Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST), Ministry of Economy and Ministry of Mines and Energy of Brazil, and are set out as follows:

	Jan-Jun/2019			Jan-Jun/2018
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	5.3	0.4	5.7	6.6	0.4	7.0
Social security and other employee-related taxes	2.2	-	2.2	1.9	0.1	2.0
Post-employment benefits (pension plan)	0.5	-	0.5	0.5	−	0.5
Variable compensation	3.4	-	3.4	-	-	−
Benefits due to termination of tenure	1.3	-	1.3	-	-	-
Total compensation recognized in the statement of income	12.7	0.4	13.1	9.0	0.5	9.5
Total compensation paid	13.5	0.5	14.0	9.0	0.5	9.5
Average number of members in the period (*)	7.00	9.50	16.50	7.83	9.50	17.33
Average number of paid members in the period (**)	7.00	6.00	13.00	7.83	5.83	13.66

(*) Monthly average number of members,
(**) Monthly average number of paid members,

For the first half of 2019, charges related to compensation of the board members and executive officers of the Petrobras group amounted to R$ 37.5  (R$ 35.2 the first half of  2018).

The Company’s General Shareholder’s Meeting held on April 25, 2019 determined the amount of R$ 32.2 as the threshold of executive officers and board members compensation for the period from April 2019 to March 2020.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

16.	Provision for decommissioning costs
	Consolidated
	06.30.2019	12.31.2018
Opening balance	58,637	46,785
Adjustment to provision	(70)	15,722
Transfers related to liabilities held for sale (*)	(464)	(4,650)
Payments made	(985)	(1,761)
Interest accrued	1,481	2,358
Others	(4)	183
Saldo final	58,595	58,637
(*) In 2018, it includes transfer to held for sale related to Campos basin (R$ 3,294); Potiguar basin (R$ 273) and Lapa field (R$ 43), as set out in note 10.
17.	Taxes
17.1.	Income taxes and other taxes
Income tax and social contribution	Consolidated
	Current assets		Current liabilities		Non-current liabilities
	06.30.2019	12.31.2018	06.30.2019	12.31.2018	06.30.2019	12.31.2018
Taxes in Brazil
Income taxes	4,840	2,840	3,911	257	0	0
Income taxes - Tax settlement programs	−	−	222	216	2,089	2,139
	4,840	2,840	4,133	473	2,089	2,139
Taxes abroad	14	23	153	344	0	0
Total	4,854	2,863	4,286	817	2,089	2,139

	Consolidated
Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	06.30.2019	12.31.2018	06.30.2019	12.31.2018	06.30.2019	12.31.2018	06.30.2019	12.31.2018
Taxes in Brazil:
Current / Deferred ICMS (VAT)	2,403	3,028	1,983	2,714	2,723	3,574	−	−
Current / Deferred PIS and COFINS	1,485	1,714	10,730	10,337	1,270	1,196	150	123
CIDE	81	84	−	−	148	195	−	−
Production taxes	−	−	−	−	7,507	6,807	1,363	−
Withholding income taxes	−	−	−	−	343	1,194	−	−
Tax Settlement Program (**)	−	−	−	−	−	6	−	−
Others	135	134	605	612	549	712	323	291
Total in Brazil	4,104	4,960	13,318	13,663	12,540	13,684	1,836	414
Taxes abroad	68	60	55	54	70	94	−	−
Total	4,172	5,020	13,373	13,717	12,610	13,778	1,836	414
(*) Other non-current taxes are classified as other non-current liabilities,
(**) The amount relates to refinancing program (REFIS) from previous periods,

On April 5, 2019, Petrobras signed an agreement that formalizes the unification of fields in the region known as "Parque das Baleias", located in the portion of the Campos Basin on the coast of Espírito Santo state, in the amount of R$ 3.5 billion, of which R$ 1.5 billion was paid by the Company at the signing date and the remainder amount in 42 monthly installments. Accordingly, as of June 30, 2019, the balance relating to production taxes on this unification is R$ 1,947.

The amount of R$ 3.5 billion was accounted for as provision for legal proceedings in the last quarter of 2018.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.2.	Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

Consolidated
Balance at January 1, 2018	7,820
Recognized in the statement of income for the year	(2,787)
Recognized in shareholders’ equity (*)	6,468
Cumulative translation adjustment	765
Use of tax credits	(4,452)
Others	34
Balance at December 31, 2018	7,848
Recognized in the statement of income for the year	(6,625)
Recognized in shareholders’ equity (*)	(3,155)
Cumulative translation adjustment	(65)
Use of tax credits	(1,370)
Others	(1,209)
Balance at June 30, 2019	(4,576)
Deferred tax assets	10,384
Deferred tax liabilities	(2,536)
Balance at December 31, 2018	7,848
Deferred tax assets	10,122
Deferred tax liabilities	(14,698)
Balance at June 30, 2019	(4,576)

(*) The amounts recognized as loans, accounts receivable / payable and financing refer to the tax effect on exchange variation recorded in other comprehensive income (cash flow hedge), according to note 29.2.

17.3.	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

			Consolidated
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
	2019	2019	2018	2018
Net income before income taxes	30,661	36,268	13,886	24,556
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(10,425)	(12,331)	(4,721)	(8,349)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distribution	441	441	222	222
Different jurisdictional tax rates for companies abroad	2,017	2,727	767	913
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(117)	(318)	(193)	(275)
Tax incentives	1,042	1,086	59	133
Tax loss carryforwards (unrecognized tax losses)	(63)	(356)	(338)	(373)
Non-taxable income (non-deductible expenses), net (**)	(4,423)	(4,870)	(234)	(471)
Others	(83)	166	(19)	(50)
Income taxes expense	(11,611)	(13,455)	(4,457)	(8,250)
Deferred income taxes	(7,123)	(6,625)	(350)	(822)
Current income taxes	(4,488)	(6,830)	(4,107)	(7,428)
Total	(11,611)	(13,455)	(4,457)	(8,250)
Effective tax rate of income taxes	37.9%	37.1%	32.1%	33.6%
(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No, 12,973/2014.
(**) It includes results in equity-accounted investments and expenses relating to health care plan. In 2019, it also includes non-deductible provisions for legal proceedings.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

18.	Short-term benefits

The balance of the main short-term benefits for employees, current and non-current, is presented as follows:

	Consolidated
	06.30.2019	12.31.2018
Accrued vacation pay	3,644	3,025
Profit sharing	58	1,375
Employees variable compensation program	1,796	1,041
Voluntary seveerance program (PDV)	360	141
Salaries and related charges	763	844
Total	6,621	6,426
Current	6,511	6,426
Non current	110	−

Variable compensation

In the half quarter of 2019, the Board of Directors approved a new variable remuneration model for all the company's employees for 2019: the Performance Award Program (Programa de Prêmio por Performance - PPP). This program is in line with the Business and Management Plan, focusing on meritocracy and bringing flexibility to a scenario in which the Company seeks more efficiency and alignment with the best management practices.

The PPP will be paid in a lump sum payment if the company presents a net income higher than R$ 10 billion in 2019 and the estimated amount of disbursement will depend on certain factors such as individual employee performance and results of the areas, as well as performance metrics of the Company.

This new model replaces other benefits related to variable compensation, such as profit sharing and the Variable Compensation Program – PRVE.

The provision for variable compensation as of June 30, 2019 amounting to R$ 1,796 comprises R$ 792 recognized in the first half of 2019 and R$ 1,004 related to the former program recognized in 2018, which  was paid on July 12, 2019.

Voluntary Severance Program

On April 24, 2019, the Board of Directors approved the Company's Voluntary Severance Program (PDV), Petrobras employees may join the program from May 2, 2019 to June 30, 2020, provided they are retired under the Brazilian Social Security Institute (INSS) by the end of the enrollment period. The program aims to adapt size of the Company’s workforce and optimize costs as provided for in its 2019-2023 Business and Management Plan.

The recognition of the provision for expenses with this plan occurs to the extent that the employees join the program. Accordingly, the Company has already registered 1,389 enrollments, with the separations scheduled to start in July 2019.

As of June 30, 2019, changes in the provision for expenses relating to separation plans implemented by the Company are set out as follows:

	Consolidated
	06.30.2019	12.31.2018
Opening Balance	141	112
Discontinued operations (*)	(83)	−
Enrollments	336	75
Revision of provisions	(1)	9
Separations in the period	(33)	(55)
Closing Balance	360	141
Current	250	141
Non-current	110	−
(*) See note 7.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.	Employee benefits (Post-Employment)
19.1.	Pension and medical benefits

Changes in the net defined benefits are set out as follows:

	Consolidated
	Pension Plans				Medical Plan	Other plans	Total
	Petros	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS
Balance at January 1, 2018	35,487	−	−	861	35,732	132	72,212
Remeasurement effects recognized in other comprehensive income	−	(46)	2,013	526	9,420	7	11,920
Costs incurred in the period	76	202	27	121	565	18	1,009
Interest income and expenses	825	1,859	615	83	3,361	18	6,761
Contributions paid	(302)	(867)	(279)	−	(1,667)	(11)	(3,126)
Payments related to Term of financial commitment (TFC)	−	(534)	(204)	−	−	−	(738)
Transfer due to spin-off	(36,086)	27,097	8,989	−	−	−	−
Others	−	−	−	−	−	111	111
Balance at December 31, 2018	−	27,711	11,161	1,591	47,411	275	88,149
Discontinued operations (*)	−	(1,574)	(694)	(68)	(2,569)	(3)	(4,908)
Costs incurred in the period	−	100	12	77	406	9	604
Current service cost	−	1,007	405	71	2,018	9	3,510
Contributions paid	−	(553)	(160)	−	(806)	(26)	(1,545)
Payments related to Term of financial commitment (TFC)	−	(260)	(106)	−	−	−	(366)
Remeasurement effects recognized in OCI	−	−	−	−	−	(4)	(4)
Others	−	−	−	−	−	(63)	(63)
Balance at June 30, 2019	−	26,431	10,618	1,671	46,460	197	85,377
Current	−	1,072	380	−	1,524	7	2,983
Non-current	−	25,359	10,238	1,671	44,936	190	82,394
Balance at June 30, 2019	−	26,431	10,618	1,671	46,460	197	85,377

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

	Consolidated
	Pension Plans				Medical Plan	Others	Total
	Petros	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS
Related to active employees	−	318	54	116	916	15	1,419
Related to retired employees	−	789	363	32	1,508	3	2,695
Net costs for Jan-Jun/2019	−	1,107	417	148	2,424	18	4,114
Net costs for Jan-Jun/2018 – restated (*)	851	648	202	98	1,849	15	3,663
(*) It also includes the costs before the split on April 1, 2018.

Related to active employees	−	159	27	58	458	8	710
Related to retired employees	−	394	182	16	754	1	1,347
Net costs for Apr-Jun/2019	−	553	209	74	1,212	9	2,057
Net costs for Apr-Jun/2018 – restated (*)	−	648	204	50	922	6	1,830

For the first half of 2019, the Company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 448 (R$ 413 for the first half of 2018) recognized in the statement of income. In the second quarter of 2019, it was R$ 221 (R$ 199 for the same period of 2018).

Deficit settlement of pension plans

Additional contributions from participants and sponsors of Petros Plan, due to the deficit computed in 2015, commenced in March 2018, although certain participants appealed before the judiciary and have had their contributions suspended based on judicial injunctions, amounting to R$ 878 as of December 31, 2018. In these cases, all judgments related to these injunctions were in favor of the Company. In the first half of 2019, the Company made contributions amounting to R$ 335 with respect of contributions under the PED.

Financial statements for the Petros Renegotiated (PPSP-R) and Non-renegotiated (PPSP-NR) plans for 2018 were approved by the Executive Council of Petros on March 29, 2019 and presented an accumulated deficit of R$ 5,566 and R$ 2,839, respectively, according to the general accepted accounting standards for the post-retirement sector, regulated in Brazil by the Post-Retirement Benefit Federal Council – CNPC.

The deficits were computed based on annual actuarial review carried out by an independent actuary and were already incorporated into the Company’s audited financial statements ended December 31, 2018 based on accounting principles as issued by the Brazilian Accounting Pronouncements Committee.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The table below presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2018, according to the standards issued by CNPC and by the Brazilian Accounting Pronouncements Committee:

	Consolidated
			2018
	PPSP-R	PPSP-NR	Total
Deficit registered by Petros	5,566	2,839	8,405
Extraordinary sponsor contributions	11,259	3,200	14,459
Changes in fair value of plan assets (*)	8,792	3,676	12,468
Ordinary sponsor contributions	4,767	2,206	6,973
Financial assumptions	4,120	1,115	5,235
Actuarial valuation method	(6,202)	(1,794)	(7,996)
Others	(591)	(81)	(672)
Net actuarial liability registered by the company	27,711	11,161	38,872
(*) Balance of accounts receivable arising from the Term of Financial Commitment - TFC signed with Petrobras, which Petros recognizes as equity,

As the accumulated deficits in 2018 were higher than the ceiling amount determined by relevant regulation, Petros Foudantion must implement a new settlement plan in 2019. The Executive Council of the foundation must assess and approve its amounts and settlement features, and submit it to the Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST).

Petros 3 Plan – (PP3)

On April 26, 2019, the SEST approved the Company’s proposal for a new pension plan with defined contribution characteristics (PP3) to be offered to participants of PPSP-R and PPSP-NR.

However, the implementation of the PP3 still depends on the approval of the Superintendency of Post-retirement Benefits (PREVIC).

20.	Equity
20.1.	Share capital

As of June 30, 2019, subscribed and fully paid share capital, net of issuance costs, was R$ 205,432, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

As of June 30, 2019, the Company held treasury shares, of which 222,760 are common shares and 72,909 are preferred shares.

20.2.	Distributions to shareholders

On July 05, 2019, the Company paid anticipated remuneration to shareholders as interest on equity, in the total amount of R$ 1,304, corresponding to R$ 0.10 per outstanding common and preferred share, based on the shareholder position on May 21, 2019. This distribution will be deducted from the Company’s distribution for 2019 and will be adjusted by the Selic rate from the date of the payment to the end of the fiscal year.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

20.3.	Earnings per share
		Consolidated and Parent Company
	2019		2018 - Restated
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Basic and diluted numerator
Net income from continuing operations
Common	10,641	12,747	5,639	9,510
Preferred	8,010	9,595	4,245	7,159
	18,651	22,342	9,884	16,669
Net income from discontinued operations
Common	123	317	107	208
Preferred	92	238	81	156
	215	555	188	364
Net income attributable to shareholders of Petrobras
Common	10,764	13,064	5,746	9,718
Preferred	8,102	9,833	4,326	7,315
	18,866	22,897	10,072	17,033
Basic and diluted denominator - Weighted average number of common and preferred shares outstanding
Common	7,442,231,382	7,442,231,382	7,442,454,142	7,442,454,142
Preferred	5,601,969,879	5,601,969,879	5,602,042,788	5,602,042,788
	13,044,201,261	13,044,201,261	13,044,496,930	13,044,496,930

Basic and diluted income per share (R$ per share) from continuing operations
Common	1.43	1.71	0.76	1.28
Preferred	1.43	1.71	0.76	1.28

Basic and diluted income per share (R$ per share) from discontinued operations
Common	0.02	0.05	0.01	0.03
Preferred	0.02	0.05	0.01	0.03

Basic and diluted income per share (R$ per share)
Common	1.45	1.76	0.77	1.31
Preferred	1.45	1.76	0.77	1.31

21.	Supplemental information on statement of cash flows
	Consolidated
	2019	2018
	Jan-Jun	Jan-Jun
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	2,524	1,513
Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	291	152
Lease (*)	5,027	−
Provision/(reversals) for decommissioning costs	(70)	86
Use of deferred tax and judicial deposit for the payment of contingency	7	26

(*)The effects arising from the adoption of IFRS 16 are set out in note 3.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

22.	Sales revenues
			Consolidated
		2019	2018 - restated
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Gross sales	95,131	187,556	99,207	184,171
Sales taxes (*)	(22,564)	(44,133)	(24,379)	(45,769)
Sales revenues (**)	72,567	143,423	74,828	138,402
Diesel	23,334	43,754	21,169	36,416
Diesel Price Subsidy Program	−	−	536	536
Automotive gasoline	10,191	19,035	11,323	20,492
Liquefied petroleum gas	4,276	8,082	4,040	7,789
Jet fuel	3,711	7,396	3,408	6,613
Naphtha	1,862	3,446	1,959	3,815
Fuel oil (including bunker fuel)	1,014	2,091	832	1,781
Other oil products	3,265	6,413	3,191	6,116
Subtotal oil products	47,653	90,217	46,458	83,558
Natural gas	5,558	11,271	4,614	8,636
Renewables and nitrogen products	243	542	280	563
Breakage	664	1,284	470	1,224
Electricity	635	2,509	1,876	3,022
Services, agency and others	699	1,939	1,248	2,762
Domestic market	55,452	107,762	54,946	99,765
Exports	15,439	29,973	13,908	27,046
Sales abroad (***)	1,676	5,688	5,974	11,591
Foreign market	17,115	35,661	19,882	38,637
Sales revenues (**)	72,567	143,423	74,828	138,402
(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**)Sales revenues by business segment are set out in note 25.
(***)Sales revenues from operations outside of Brazil, including trading and excluding exports.

In the first half of 2019 and 2018, there was no customer whose sales revenues totaled 10% or more of the Company’s sales revenues.

23.	Costs and expenses by nature
23.1.	Cost of sales
			Consolidated
		2019	2018 - restated
	Apr-Jun	Jan-Jun	Apr-Jun	Jan -Jun
Raw material, products for resale, materials and third-party services	(17,049)	(39,039)	(20,210)	(37,519)
Depreciation, depletion and amortization	(11,826)	(23,657)	(10,205)	(20,161)
Production taxes	(10,216)	(19,254)	(10,935)	(18,958)
Employee compensation	(3,266)	(6,430)	(3,170)	(6,200)
Total	(42,357)	(88,380)	(44,520)	(82,838)

23.2.	Selling expenses
			Consolidated
		2019	2018 - restated
	Apr-Jun	Jan-Jun	Apr-Jun	Jan -Jun
Materials, third-party services, rent and other related costs	(2,903)	(5,488)	(2,744)	(5,388)
Depreciation, depletion and amortization	(557)	(1,068)	(126)	(311)
Allowance for expected credit losses	8	(103)	(931)	(1,353)
Employee compensation	(216)	(410)	(188)	(358)
Total	(3,668)	(7,069)	(3,989)	(7,410)

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

23.3.	General and administrative expenses
			Consolidated
		2019	2018 - restated
	Apr-Jun	Jan-Jun	Apr-Jun	Jan -Jun
Employee compensation	(1,407)	(2,796)	(1,319)	(2,556)
Materials, third-party services, freight, rent and other related costs	(599)	(1,175)	(614)	(1,212)
Depreciation, depletion and amortization	(188)	(350)	(75)	(192)
Total	(2,194)	(4,321)	(2,008)	(3,960)
24.	Other income and expenses
			Consolidated
		2019	2018 - restated
	Apr-Jun	Jan-Jun	Apr-Jun	Jan -Jun
Pension and medical benefits – retirees	(1,348)	(2,695)	(1,272)	(2,544)
Unscheduled stoppages and pre-operating expenses	(1,517)	(2,730)	(997)	(1,772)
Gains / (losses) related to legal, administrative and arbitration proceedings (*)	(833)	(2,166)	(1,546)	(2,741)
Gains/(losses) with Commodities Derivatives	(601)	(1,449)	(1,225)	(1,936)
Profit sharing	(83)	(99)	(649)	(1,100)
Impairment	(107)	(81)	177	119
Institutional relations and cultural projects	(127)	(277)	(143)	(249)
Operating expenses with thermoelectric power plants	(152)	(279)	(89)	(173)
Health, safety and environment	(64)	(127)	(56)	(136)
Allowance for impairment of other receivables	(61)	(47)	(58)	(80)
Voluntary Separation Incentive Plan - PDV	(336)	(335)	4	4
Reclassification of cumulative translation adjustments - CTA	−	(127)	−	−
Gain on remeasurement of investment retained with loss of control	2,143	2,143	−	−
Equalization of expenses - Production Individualization Agreements	(34)	(34)	−	−
Variable compensation program	(417)	(791)	−	−
Government grants	118	222	63	141
Ship/Take or Pay agreements	192	186	52	63
Gains / (losses) on disposal/write-offs of assets (**)	19,057	19,746	(1,147)	2,113
Expenses/Reimbursements from E&P partnership operations	181	370	286	467
Amounts recovered from Lava Jato investigation	309	309	−	1
Others	(674)	(343)	322	403
Total	15,645	11,396	(6,277)	(7,420)
(*)In 2019, it includes foreign exchange gain relating to the Class Action Settlement provision in the amount of R$ 143.
(**) In 2019, it primarily comprises gains on the sale of TAG and distributors in Paraguay. In 2018, it mainly relates to sale of assets in the scope of the strategic alliance with Total.

25.	Net finance income (expense)
			Consolidado
		2019	2018 - restated
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun

Finance income	1.303	2.272	4.204	5.228
Income from investments and marketable securities (Government Bonds)	449	921	540	1.000
Discount and premium on repurchase of debt securities	5	12	874	874
Gains from signed agreements (electric sector)	314	314	2.068	2.068
Other income, net	535	1.025	722	1.286
Finance expenses	(6.240)	(12.935)	(5.263)	(11.019)
Interest on finance debt	(4.836)	(9.786)	(5.573)	(10.783)
Unwinding of discount on lease liabilities	(1.773)	(3.026)	(6)	(18)
Discount and premium on repurchase of debt securities	(2)	(694)	(667)	(2.027)
Capitalized borrowing costs	1.362	2.664	1.770	3.383
Unwinding of discount on the provision for decommissioning costs	(791)	(1.577)	(597)	(1.191)
Other finance expenses and income, net	(200)	(516)	(190)	(383)
Foreign exchange gains (losses) and indexation charges	(3.639)	(6.332)	(1.885)	(4.346)
Foreign exchange	(791)	(863)	872	846
Expenses	(2.900)	(5.747)	(2.847)	(5.507)
Other foreign exchange gains (losses) and indexation charges, net	52	278	90	315
Total	(8.576)	(16.995)	(2.944)	(10.137)

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

26.	Segment information

The operating segment information is reported in the manner in which the Company’s senior management assesses business performance and makes decisions regarding investments and resource allocation.

Consolidated assets by operating segment - 06.30.2019
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Current assets	27,088	46,071	6,710	299	19,068	97,752	(15,655)	181,333
Non-current assets	563,550	131,371	46,314	532	299	40,709	1,140	783,915
Long-term receivables	27,748	13,930	5,974	8	1	33,009	1,289	81,959
Investments	2,369	5,774	6,242	177	−	22	−	14,584
Property, plant and equipment	525,420	111,066	33,430	347	161	7,197	(149)	677,472
Operating assets	463,532	98,446	23,191	340	160	6,723	(149)	592,243
Under construction	61,888	12,620	10,239	7	1	474	−	85,229
Intangible assets	8,013	601	668	−	137	481	−	9,900
Total Assets	590,638	177,442	53,024	831	19,367	138,461	(14,515)	965,248
Consolidated assets by operating segment - 12.31.2018
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Current assets	20,630	46,360	7,853	308	9,978	72,653	(14,176)	143,606
Non-current assets	492,059	124,450	52,626	535	9,940	36,500	757	716,867
Long-term receivables	31,443	12,731	5,908	9	3,245	31,232	910	85,478
Investments	2,520	5,046	2,932	176	−	16	−	10,690
Property, plant and equipment	450,073	105,998	42,845	350	5,923	4,793	(153)	609,829
Operating assets	361,027	94,337	33,003	345	5,087	4,098	(153)	497,744
Under construction	89,046	11,661	9,842	5	836	695	−	112,085
Intangible assets	8,023	675	941	−	772	459	−	10,870
Total Assets	512,689	170,810	60,479	843	19,918	109,153	(13,419)	860,473

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Apr-Jun/2019

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	49,649	65,399	10,099	216	875	−	(53,671)	72,567
Intersegments	49,114	15,441	3,240	208	30	−	(53,671)	14,362
Third parties	535	49,958	6,859	8	845	−	−	58,205
Cost of sales	(26,771)	(59,321)	(6,284)	(234)	(838)	−	51,091	(42,357)
Gross profit	22,878	6,078	3,815	(18)	37	−	(2,580)	30,210
Expenses	(2,213)	(4,640)	19,251	(22)	(29)	(3,746)	(44)	8,557
Selling	(3)	(1,919)	(1,678)	(2)	(23)	(3)	(40)	(3,668)
General and administrative	(324)	(367)	(154)	(16)	(6)	(1,327)	−	(2,194)
Exploration costs	(394)	−	−	−	−	−	−	(394)
Research and development	(407)	(13)	(7)	−	−	(145)	−	(572)
Other taxes	(31)	(55)	(32)	(4)	(2)	(136)	−	(260)
Selling	(1,054)	(2,286)	21,122	−	2	(2,135)	(4)	15,645
Net income (loss) before financial results and income taxes	20,665	1,438	23,066	(40)	8	(3,746)	(2,624)	38,767
Net finance income (expenses)	−	−	−	−	−	(8,576)	−	(8,576)
Results in equity-accounted investments	146	184	155	(16)	1	−	−	470
Net Income (loss) before income taxes	20,811	1,622	23,221	(56)	9	(12,322)	(2,624)	30,661
Income taxes	(7,026)	(490)	(7,842)	13	(3)	2,845	892	(11,611)
Net income from continuing operations for the period	13,785	1,132	15,379	(43)	6	(9,477)	(1,732)	19,050
Net income from discontinued operations for the period	−	−	15	−	225	62	−	302
Net income for the period	13,785	1,132	15,394	(43)	231	(9,415)	(1,732)	19,352
Attributable to:								−
Non-controlling interests	13,789	1,122	15,255	(43)	166	(9,691)	(1,732)	18,866
Net income from continuing operations	13,789	1,122	15,244	(43)	6	(9,735)	(1,732)	18,651
Net income from discontinued operations	−	−	11	−	160	44	−	215
Net income attributable to shareholders of Petrobras	(4)	10	139	−	65	276	−	486
Net income from continuing operations	(4)	10	134	−	−	259	−	399
Net income from discontinued operations	−	−	5	−	65	17	−	87
	13,785	1,132	15,394	(43)	231	(9,415)	(1,732)	19,352

The total amounts of intersegment sales (R$ 14,362) relates to sales from the Refining, Transportation and Marketing (RT&M) to BR, which is currently presented as discontinued operation within distribution operating segment, and whose assets and liabilities are classified as held for sale.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Jan-Jun/2019

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	92,547	126,202	22,188	445	2,008	−	(99,967)	143,423
Intersegments	90,765	29,334	6,736	424	−	−	(99,967)	27,292
Third parties	1,782	96,868	15,452	21	2,008	−	−	116,131
Cost of sales	(52,411)	(115,488)	(14,954)	(467)	(1,894)	−	96,834	(88,380)
Gross profit	40,136	10,714	7,234	(22)	114	−	(3,133)	55,043
Expenses	(4,321)	(6,973)	17,369	(39)	454	(9,157)	(78)	(2,745)
Selling	(4)	(3,668)	(3,251)	(3)	(68)	(9)	(66)	(7,069)
General and administrative	(591)	(689)	(288)	(31)	(13)	(2,709)	−	(4,321)
Exploration costs	(1,048)	−	−	−	−	−	−	(1,048)
Research and development	(759)	(27)	(27)	−	−	(278)	−	(1,091)
Other taxes	(109)	(137)	(93)	(8)	(4)	(261)	−	(612)
Selling	(1,810)	(2,452)	21,028	3	539	(5,900)	(12)	11,396
Net income (loss) before financial results and income taxes	35,815	3,741	24,603	(61)	568	(9,157)	(3,211)	52,298
Net finance income (expenses) (*)	−	−	−	−	−	(16,995)	−	(16,995)
Results in equity-accounted investments	280	535	169	(20)	−	1	−	965
Net Income (loss) before income taxes	36,095	4,276	24,772	(81)	568	(26,151)	(3,211)	36,268
Income taxes	(12,177)	(1,272)	(8,365)	20	(193)	7,441	1,091	(13,455)
Net income from continuing operations for the period	23,918	3,004	16,407	(61)	375	(18,710)	(2,120)	22,813
Net income from discontinued operations for the period	−	−	30	−	625	124	−	779
Net income for the period	23,918	3,004	16,437	(61)	1,000	(18,586)	(2,120)	23,592
Attributable to:
Non-controlling interests	23,927	3,027	16,190	(61)	820	(18,886)	(2,120)	22,897
Net income from continuing operations	23,927	3,027	16,169	(61)	375	(18,975)	(2,120)	22,342
Net income from discontinued operations	−	−	21	−	445	89	−	555
Net income attributable to shareholders of Petrobras	(9)	(23)	247	−	180	300	−	695
Net income from continuing operations	(9)	(23)	238	−	−	265	−	471
Net income from discontinued operations	−	−	9	−	180	35	−	224
	23,918	3,004	16,437	(61)	1,000	(18,586)	(2,120)	23,592
(*) It includes R$ 1,264 of finance expenses following the adoption of IFRS 16.

The total amounts of intersegment sales (R$ 27,292) relates to sales from the RT&M to BR, which is currently presented as discontinued operation within distribution operating segment, and whose assets and liabilities are classified as held for sale.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Apr-Jun/2018 - restated

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	48,250	65,431	10,368	214	1,354	−	(50,789)	74,828
Intersegments	46,363	14,693	3,233	201	(22)	−	(50,789)	13,679
Third parties	1,887	50,738	7,135	13	1,376	−	−	61,149
Cost of sales	(27,415)	(56,246)	(7,649)	(197)	(1,259)	−	48,246	(44,520)
Gross profit	20,835	9,185	2,719	17	95	−	(2,543)	30,308
Expenses	(3,297)	(1,953)	(2,126)	(18)	(66)	(6,292)	(37)	(13,789)
Selling	(72)	(1,472)	(1,827)	(2)	(64)	(529)	(23)	(3,989)
General and administrative	(206)	(346)	(110)	(19)	(12)	(1,313)	(2)	(2,008)
Exploration costs	(584)	−	−	−	−	−	−	(584)
Research and development	(423)	(9)	(20)	−	1	(141)	−	(592)
Other taxes	(28)	(125)	(50)	(4)	(2)	(129)	−	(338)
Selling	(1,984)	(1)	(119)	7	11	(4,180)	(12)	(6,278)
Net income (loss) before financial results and income taxes	17,538	7,232	593	(1)	29	(6,292)	(2,580)	16,519
Net finance income (expenses)	−	−	−	−	−	(2,944)	−	(2,944)
Results in equity-accounted investments	12	307	15	(27)	−	3	−	310
Net Income (loss) before income taxes	17,550	7,539	608	(28)	29	(9,233)	(2,580)	13,885
Income taxes	(5,963)	(2,459)	(202)	1	(11)	3,299	877	(4,458)
Net income from continuing operations for the period	11,587	5,080	406	(27)	18	(5,934)	(1,703)	9,427
Net income from discontinued operations for the period	−	−	13	−	159	92	−	264
Net income for the period	11,587	5,080	419	(27)	177	(5,842)	(1,703)	9,691
Attributable to:
Non-controlling interests	11,592	5,259	271	(27)	122	(5,442)	(1,703)	10,072
Net income from continuing operations	11,592	5,259	259	(27)	39	(5,535)	(1,703)	9,884
Net income from discontinued operations	−	−	12	−	83	93	−	188
Net income attributable to shareholders of Petrobras	(5)	(179)	148	−	55	(400)	−	(381)
Net income from continuing operations	(5)	(179)	148	−	(20)	(400)	−	(456)
Net income from discontinued operations	−	−	−	−	75	−	−	75
	11,587	5,080	419	(27)	177	(5,842)	(1,703)	9,691

The total amounts of intersegment sales (R$ 13,679) relates to sales from the RT&M to BR, which is currently presented as discontinued operation within distribution operating segment, and whose assets and liabilities are classified as held for sale.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Jan-Jun/2018 - restated

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	88,958	120,760	19,536	434	2,528	−	(93,814)	138,402
Intersegments	85,377	26,816	6,202	403	(48)	−	(93,814)	24,936
Third parties	3,581	93,944	13,334	31	2,576	−	−	113,466
Cost of sales	(51,503)	(105,403)	(13,489)	(404)	(2,342)	−	90,303	(82,838)
Gross profit	37,455	15,357	6,047	30	186	−	(3,511)	55,564
Expenses	(2,447)	(4,321)	(4,685)	(39)	(126)	(10,003)	(72)	(21,693)
Selling	(141)	(2,915)	(3,649)	(3)	(117)	(535)	(50)	(7,410)
General and administrative	(456)	(689)	(232)	(34)	(22)	(2,525)	(2)	(3,960)
Exploration costs	(1,026)	−	−	−	−	−	−	(1,026)
Research and development	(758)	(19)	(33)	−	1	(277)	−	(1,086)
Other taxes	(192)	(205)	(85)	(8)	(4)	(297)	−	(791)
Selling	126	(493)	(686)	6	16	(6,369)	(20)	(7,420)
Net income (loss) before financial results and income taxes	35,008	11,036	1,362	(9)	60	(10,003)	(3,583)	33,871
Net finance income (expenses)	−	−	−	−	−	(10,137)	−	(10,137)
Results in equity-accounted investments	13	747	90	(32)	1	3	−	822
Net Income (loss) before income taxes	35,021	11,783	1,452	(41)	61	(20,137)	(3,583)	24,556
Income taxes	(11,903)	(3,752)	(463)	3	(21)	6,667	1,219	(8,250)
Net income from continuing operations for the period	23,118	8,031	989	(38)	40	(13,470)	(2,364)	16,306
Net income from discontinued operations for the period	−	−	27	−	495	(12)	−	510
Net income for the period	23,118	8,031	1,016	(38)	535	(13,482)	(2,364)	16,816
Attributable to:
Non-controlling interests	23,128	8,315	752	(38)	393	(13,153)	(2,364)	17,033
Net income from continuing operations	23,128	8,315	725	(38)	44	(13,141)	(2,364)	16,669
Net income from discontinued operations	−	−	27	−	349	(12)	−	364
Net income attributable to shareholders of Petrobras	(10)	(284)	264	−	142	(329)	−	(217)
Net income from continuing operations	(10)	(284)	264	−	(4)	(329)	−	(363)
Net income from discontinued operations	−	−	−	−	146	−	−	146
	23,118	8,031	1,016	(38)	535	(13,482)	(2,364)	16,816

The total amounts of intersegment sales (R$ 24,936) relates to sales from the RT&M to BR, which is currently presented as discontinued operation within distribution operating segment, and whose assets and liabilities are classified as held for sale.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

27.	Provisions for legal proceedings, judicial deposits and contingent liabilities
27.1.	Provisions for legal proceedings

The Company recognizes provisions to cover estimated  costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•

Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay and (iii) actions of outsourced employees;

•	Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; and (ii) alleged misappropriation of VAT (ICMS) tax credits;
•

Civil claims relating to: (i) agreement to settle the Consolidated Securities Class Action before the United States District Court for the Southern District of New York; (ii) collection of royalties over the shale extraction; (iii) non-compliance with contractual terms relating to oil platform construction; (iv) compensation relating to an easement over a property; (v) collection of production taxes over natural gas production; (vi) penalties applied by ANP relating to measurement systems; (vi) penalties applied by ANP relating to measurement systems; and (vii) the arbitrations in Brazil involving the company Sete Brasil;

•	Environmental claims, mainly arising from the Conduct Adjustment Declaration (“TAC”) to close the public civil action requesting the environmental licensing of Comperj.

Provisions for legal proceedings are set out as follows:

	Consolidated
Current and Non-current liabilities	06.30.2019	12.31.2018
Labor claims	3,794	4,236
Tax claims	2,217	1,901
Civil claims	15,485	22,126
Environmental claims	1,280	432
Total	22,776	28,695
Current liabilities	11,352	13,493
Non-current liabilities	11,424	15,202

	Consolidated
	06.30.2019	12.31.2018
Opening Balance	28,695	23,241
Additions, net of reversals	2,957	4,834
Use of provision	(7,930)	(2,399)
Accruals and charges	168	2,680
Transfer to assets held for sale	(1,078)	41
Others	(36)	298
Closing Balance	22,776	28,695

In preparing its consolidated financial statements for the first half of 2019, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

The main additions to provisions for legal proceedings in the first half of 2019 relate to (i) the arbitrations in Brazil involving the company Sete Brasil, in the amount of R$ 1.3 billion, (ii) the TAC to close the public civil action requesting the environmental licensing of Comperj, in the amount of R$ 814 (in the second quarter of 2019, and (iii) ICMS debts under the ICMS Agreement 7/2019 in the states of Bahia and Ceará, in the amount of R$ 367.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

27.2.	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	06.30.2019	12.31.2018
Tax	20,301	17,682
Labor	4,500	4,500
Civil	3,544	3,188
Environmental	634	621
Others	18	12
Total	28,997	26,003

	Consolidated
	06.30.2019	12.31.2018
Opening Balance	26,003	18,465
Additions	4,108	6,700
Use	(447)	(315)
Accruals and charges	559	1,069
Transfer to assets held for sale	(1,226)	−
Others	−	84
Closing balance	28,997	26,003

27.3.	Contingent liabilities

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interest rates. As of June 30, 2019, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

	Consolidated
Nature	06.30.2019	12.31.2018
Tax	139,017	144,491
Labor	35,811	33,396
Civil - General	24,460	25,336
Civil – Environmental	12,571	16,357
Total	211,859	219,580

A brief description of the nature of the main contingent liabilities is set out below:

•

Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority; and (iv) collection and crediting of ICMS in internal consumption operations of bunker oil and oil by several states;

•

Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated;

•

Civil matters comprising: (i) arbitrations in Brazil and lawsuit in the USA regarding Sete Brasil; and (ii) administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields;

•

Environmental matters comprising: (i) four public civil actions filed by the Public Prosecutor's Office of the State of Rio de Janeiro against Petrobras, the State Environmental Institute - INEA and Rio de Janeiro State, requesting proof of compliance with regulation relating to the environmental licensing of COMPERJ, complementation of technical research, as well as compensation for collective material and moral damages.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In the first half of 2019, the main changes in the balance of contingent liabilities are related to:

(i)	a R$ 10.7 billion reduction relating to BR contingencies, after the follow-on of this company, as set out in note 7;
(ii)

a R$ 4.7 billion reduction due to the TAC to close the public civil action requesting the environmental licensing of Comperj, of which R$ 814 transferred to provision for legal proceedings, and the remaining balance had its likelihood of outflow of resources considered remote;

(iii)	a R$ 1.8 billion reduction regarding the ICMS Agreement 7/2019 in the states of Bahia and Ceará, resulting in a R$ 367 provision;
(iv)

a R$ 1.4 billion reduction due to a dispute involving the limit of standby work and period for rest between workdays, which was deemed remote in the first quarter of 2019 following a favorable decision from the Superior Labor Court (Tribunal Superior do Trabalho - TST);

(v)	a R$ 1.3 billion reduction due to the provision for arbitral litigations in Brazil involving the company Sete Brasil;
(vi)	an increase due to the balance update by applicable interest rates;
(vii)

a R$ 1.1 billion increase due to a dispute relating to the compensation for costs incurred in charter contracts of two drill ships, for which the possibility of outflow of resources was previously deemed remote.

For additional information, see note 31.3 to the annual financial statements ended December 31, 2018.

27.4.	Tax amnesty programs – Agreement ICMS 7/2019

On March 15, 2019, the Brazilian National Council of Finance Policies (CONFAZ) released the ICMS Agreement 7/2019, authorizing the states to establish a partial tax remission program and the reduction of interest and fines related to ICMS debts arising from disallowances of tax credits in the refining activity, and to implement the presumed tax credit system.

The rules for redemption and reduction, as well as the system of presumed ICMS credit, were implemented by the states of Bahia and Ceará in the second quarter of 2019. In this context, the Company evaluated that adherence to the programs aiming at terminating R$ 1.8 billion contingent liabilities for R$ 367 represent an economic benefit, since the continuation of discussions would imply higher financial effort.

The states of Pernambuco, Paraná, Rio de Janeiro, Rio Grande do Norte, Rio Grande do Sul, and São Paulo are also authorized to implement rules in their legal system, but the program has not yet been implemented.

27.5.	Class action and related proceedings
27.5.1.	Class action and related proceedings in the USA

Under the Class Action Settlement, Petrobras (together with its subsidiary PGF) has agreed to pay US$ 2,950 million to resolve claims in two installments of US$ 983 million and a further installment of US$ 984 million. Accordingly, the Company charged R$ 11,198 to its statement of income for the last quarter of 2017 as other income and expenses, taking into account the gross up of tax related to Petrobras’s portion of the settlement. The three installments were deposited on March 1, 2018, July 2, 2018 and January 15, 2019 into an escrow account designated by the lead plaintiff and accounted for as other current assets. Certain objectors have appealed the District Court’s final decision to approve the Class Action Settlement, and one such appeal remains pending.

Additionally, during the first half of 2019, there were no other events that modified the evaluation and judgment of this action. For additional information, see note 31.4.1 to the annual financial statements ended December 31, 2018.

27.5.2.	Class action in the Netherlands and Argentina

During the first half of 2019, there were no events that modified the assessment and judgment of the collective action in the Netherlands,

Regarding the arbitration in Argentina, the General Arbitration Court of the Buenos Aires Stock Exchange ("Arbitral Tribunal") acknowledged the withdrawal of the arbitration filed against the Company (and other individuals and companies) by Finance Consumers Civil Association for its Defense (Consumidores Financieros Asociación Civil para su Defensa - "Association").

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The Argentine Arbitral Tribunal understood that the Association withdrew from the arbitration because it had not paid the arbitration fee within the established period, The Association appealed to the Argentine Judiciary against this decision.

For further information, see note 31.4 to the audited consolidated financial statements ended December 31, 2018.

27.5.3.	Arbitrations in Brazil

The Commitment Assumption Agreement signed with the Brazilian Federal Prosecutor’s Office remains suspended, due to a decision of the Brazilian Federal Supreme Court on March 15, 2019. By this moment, the Company is prevented from using half of the amount paid on January 30, 2019 to the Brazilian authorities, as provided for in the agreement, in the event of any convictions in these arbitrations.

For additional information, see note 31.4.3 to the annual financial statements ended December 31, 2018.

28.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 8,981, of which R$ 6,256 were still in force as of June 30, 2019, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to R$ 5,875 and bank guarantees of R$ 381.

29.	Risk management

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of June 30, 2019, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	06.30.2019	12.31.2018	06.30.2019	12.31.2018
Derivatives not designated for hedge accounting
Future contracts - total (*)	(11,981)	(14,043)	63	418
Long position/Crude oil and oil products	38,336	40,017	−	−	2019/2020
Short position/Crude oil and oil products	(50,317)	(54,060)	−	−	2019/2020
OTC Options(*)
Put/Crude oil and oil products	186,000	−	335	−	2019
Forward contracts
Long position/Foreign currency forwards (BRL/USD) (**)	US$ 81	US$ 137	(1)	(9)	2019
Short position/Foreign currency forwards (BRL/USD) (**)	US$ 0	US$ 92	−	(4)	2019
Long position/Foreign currency forwards (EUR/USD) (**)	EUR 2477	EUR 3000	132	(478)	2019/2020
Long position/Foreign currency forwards (GPB/USD) (**)	GBP 450	GBP 450	(71)	(43)	2019
Short position/Foreign currency forwards (GPB/USD) (**)	GBP 31	GPB 31	1	-	2019
SWAP
Foreign currency / Cross-currency Swap (**)	GBP 700	GBP 700	24	2	2026
Foreign currency / Cross-currency Swap (**)	GBP 600	GBP 600	(504)	(273)	2034
Total recognized in the Statement of Financial Position			(21)	(387)
(*)Notional value in thousands of bbl.
(**) Amounts in US$, GBP and EUR are presented in million.

		Gains/ (losses) recognized in the statement of income (*)			Gains/(losses) recognized in Shareholders’ Equity (**)
		2019	2018 - Restated			2019	2018 - Restated
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Commodity derivatives	(601)	(1,449)	(1,225)	(1,936)	−	−	−	−
Foreign currency derivatives	(544)	(665)	(641)	(289)	−	−	−	−
	(1,145)	(2,114)	(1,866)	(2,225)	−	−	−	−
Cash flow hedge on exports (***)	(2,900)	(5,747)	(2,846)	(5,507)	8,846	9,285	(27,743)	(26,181)
Total	(4,045)	(7,861)	(4,712)	(7,732)	8,846	9,285	(27,743)	(26,181)
(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***)Using non-derivative financial instruments as designated hedging instruments, as set out in note 29.2.

	Guarantees given as collateral
	06.30.2019	12.31.2018
Commodity derivatives	433	(185)
Foreign currency derivatives	714	271
Total	1,147	86

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of June 30, 2019 is set out as follows:

		Consolidated
Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario (*)	Remote Scenario (*)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	−	(509)	(1.018)
Forward contracts	Foreign currency - depreciation BRL x USD	3	(78)	(156)
Options OTC	Crude oil and oil products - price changes	−	(299)	(331)
		-	(886)	(1,505)

⁽*⁾ The probable scenario was computed based on the following risks: oil and oil products prices: fair value at June 30, 2019 / R$ x U,S, Dollar - a 0,8% appreciation of the Real. Source: Focus, Reasonably possible and remote scenarios consider 25% and 50% deterioration in the associated risk variables, respectively.

29.1.	Risk management of crude oil and oil products prices

The Company is usually exposed to commodity price cycles, although it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the Business and Management targets are being met.

In March 2019, Petrobras implemented a hedge strategy for part of its oil exports foreseen for 2019. Over-the-Counter (OTC) put options referenced in the average Brent oil prices from April to the end of 2019 were purchased with strike price of US$ 60/barrel, with premium of US$ 320 million. In 2018, a similar strategy was implemented, with an average strike price of US$ 65/barrel and total cost of approximately US$ 445 million.

In the first half of 2019, due to the decrease in the fair value of these put options driven by the increase in the commodity price in the international market, a R$ 906 loss was accounted as other income and expenses, within the corporate segment (a R$ 1,450 loss in the first half of 2018). In the second quarter of 2019 there was a R$ 550 loss (a R$ 900 loss in the same period of 2018).

Additionally, since September 2018, the Company also has executed a hedge strategy related to gasoline prices and foreign exchange rates by using commodity derivatives and non-deliverable forwards (NDF), in order to give flexibility on its pricing policy for this oil product, allowing the Company to hold gasoline prices constant in the domestic market for periods of up to 15 days. The Company recognized a R$ 27 gain arising from this strategy in the first half of 2019, recorded in other income and expenses (a R$ 15 gain in the second quarter of 2019).

With the objective of giving additional flexibility to the pricing policy, in December 2018, Petrobras adopted a hedge strategy applied to diesel prices and foreign exchange rates by using NDF, in a manner similar to the strategy applied to gasoline. In June 2019, Petrobras approved the review of the frequency of adjustments in the prices of diesel and gasoline, From then on, the price adjustments of diesel and gasoline are carried out without defined frequency. The Company recognized a R$ 31 loss arising from this strategy on diesel in the first half of 2019, recorded in other income and expenses (a R$ 38 gain in the second quarter of 2019).

When applying this hedge strategy, the Company maintains the principles that govern the practice of competitive prices, such as international parity price, margins according to the risks inherent to the operation, share of participation in the market and mechanisms of protection through derivatives.

29.2.	Foreign exchange risk management

Cash Flow Hedge involving the Company’s future exports

Aligned with Company’s foreign exchange risk management, the Company performed additional designations in the first half of 2019 following the adoption of IFRS 16, amounting to R$ 103,499 (US$26,752 million), in which the hedged item was the highly probable future exports in US dollars, and as hedging instruments lease agreements denominated in US dollars.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The carrying amounts, the fair value as of June 30, 2019, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 3.8322 exchange rate are set out below:

				Present value of hedging instrument notional value at 06.30.2019
Hedging Instrument	HedgedTransactions	Nature of theRisk	Maturity Date	(US$ million)	(R$ million)
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U,S, Dollar Spot Rate	July 2019 to June 2029	89,352	342,414

Changes in the present value of hedging instrument notional value	US$ million	R$ million
Amounts designated as of December 31, 2018	66,168	256,390
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	36,106	139,359
Exports affecting the statement of income	(3,863)	(14,889)
Principal repayments / amortization	(9,059)	(34,891)
Foreign exchange variation	−	(3,555)
Amounts designated at June 30, 2019	89,352	342,414
Nominal value of hedging instrument (finance debt and lease liability) at June 30, 2019	105,429	404,024

,

In the first half of 2019, the Company recognized an R$ 18 gain within foreign exchange gains (losses) due to ineffectiveness.

The average ratio of future exports for which cash flow hedge accounting was designed to the highly probable future exports is 80.3%.

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of June 30, 2019 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1,2018	(30,064)	10,222	(19,842)
Recognized in shareholders' equity	(32,471)	11,040	(21,431)
Reclassified to the statement of income - occurred exports	12,121	(4,121)	8,000
Balance at December 31, 2018	(50,414)	17,141	(33,273)
Recognized in shareholders' equity	3,538	(1,203)	2,335
Reclassified to the statement of income - occurred exports	5,747	(1,954)	3,793
Balance at June 30, 2019	(41,129)	13,984	(27,145)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our BMP 2019-2023, would not indicate a reclassification adjustment from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of June 30, 2019 is set out below:

	Consolidated
	2019	2020	2021	2022	2023	2024	2025	2026 a 2028	Total
Expected realization	(5,492)	(9,695)	(9,302)	(10,170)	(5,961)	(2,974)	417	2,048	(41,129)

Cross currency swap – Pounds Sterling x Dollar

In 2017, the Company, through its wholly owned subsidiary Petrobras Global Trading B,V, (PGT), entered into cross currency swaps maturing in 2026 and 2034, with notional amounts of £ 700 million and £ 600 million, respectively, in order to hedge its Pounds/U,S, Dollar exposure arising from bonds issued amounting to £ 1,300. The Company recognized a R$ 375 loss in the first half of 2019 (a R$ 283 loss in the first half of 2018) arising from this strategy, recorded in finance income (expense). In the second quarter of 2019 there was a R$ 548 loss (a R$ 635 loss in the same period of 2018), The Company does not expect to settle these swaps before their expiration dates.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Non Deliverable Forward (NDF) – Euro x Dollar and Pounds Sterling x Dollar

In 2018, the Company, also through PGT, entered into non deliverable forwards with notional amounts of Euro 3,000 million and £ 419 million, maturing in 2019, in other to reduce its euro x dollar and pounds x dollar exposures raised by bonds issued. In the first half of 2019, the notional amount was reduced to Euro 2,477 million, adjusting the protection to a lower exposure to the Euro provided by the repurchase of bonds in that currency over the course of this semester. The Company recognized a R$ 314 loss in the first half of 2019 arising from this strategy (R$ 9 in the same period of 2018), recorded in finance income (expense). In the second quarter of 2019 there was a R$ 8 loss (a R$ 9 loss in the same period of 2018). The Company does not expect to settle these NDFs before their expiration dates.

Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Financial Instruments	Exposure at 06.30.2019	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Assets (**)	29,138		(245)	7,285	14,569
Liabilities (***)	(369,935)	Dollar/Real	3,108	(92,484)	(184,968)
Cash flow hedge on exports	342,414		(2,877)	85,604	171,207
	1,617		(14)	405	808
Assets	18	Euro/Real	−	5	9
Liabilities	(76)		1	(19)	(38)
	(58)		1	(14)	(29)
Assets	10,764	Euro/Dollar	(69)	2,691	5,382
Liabilities	(21,831)		141	(5,458)	(10,916)
Non Deliverable Forward (NDF)	10,796		-70	2,699	5,398
	(271)		2	(68)	(136)
Assets	3	Pound Sterling/Real	−	1	2
Liabilities	(82)		1	(21)	(41)
	(79)		1	(20)	(39)
Assets	8,748	Pound Sterling /Dollar	(3)	2,187	4,374
Liabilities	(17,272)		5	(4,318)	(8,636)
Derivative - cross currency swap	6,329		(2)	1,582	3,165
Non Deliverable Forward (NDF)	2,040		(1)	510	1,020
	(155)		(1)	(39)	(77)
Total	1,054		(11)	264	527

⁽*⁾ On June 30, 2019, the probable scenario was computed based on the following risks:  R$ x U,S, Dollar - a 0,8% appreciation of the Real /  Euro x U,S, Dollar: a 0,7% depreciation of the Euro / Pound Sterling x U,S, Dollar: a 0,03% depreciation of the Pound Sterling / Real x Euro: a 1,5% appreciation of the Real / Real x Pound Sterling - a 0,9% appreciation of the Real. Source: Focus and Bloomberg,

⁽**⁾ It includes the Escrow account for the Class action agreement, as set out note 27,4.
⁽***⁾ It includes the provision for the Class Action agreement, as set out note 27,4.

29.3.	Liquidity risk

Following its liability management strategy, the Company regularly evaluates market conditions and may enter into transactions to repurchase its own securities or those of its affiliates, through a variety of means, including tender offers, make whole exercises and open market repurchases, in order to improve its debt repayment profile and cost of debt.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

	Consolidated
Maturity	2019	2020	2021	2022	2023	2024 onwards	06.30.2019	12.31.2018
Principal	13,526	6,603	16,946	23,106	36,042	197,899	294,122	330,439
Interest	8,453	15,712	15,290	14,473	12,979	126,421	193,328	199,004
Total	21,979	22,315	32,236	37,579	49,021	324,320	487,450	529,443

30.	Fair value of financial assets and liabilities
	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	2,478	−	−	2,478
Commodity derivatives	63	335	−	398
Foreign currency derivatives	−	157	−	157
Balance at June 30, 2019	2,541	492	−	3,033
Balance at December 31, 2018	4,228	2	−	4,230

Liabilities
Foreign currency derivatives	−	(576)	−	(576)
Balance at June 30, 2019	−	(576)	−	(576)
Balance at December 31, 2018	418	(807)	−	(389)

The estimated fair value for the Company’s long-term debt, computed based on the prevailing market rates, is set out in note12.3.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

31.	Subsequent events

Result of debt tender offer

On July 1, 2019, the Company, through its wholly owned subsidiary Petrobras Global Finance B.V., announced two global bonds repurchase offers: any-and-all and waterfall. The settlement of the offers occurred as below:

(i) on July 11, 2019, in the any-and-all repurchase offer, when the Company settled the principal amount of € 222.4 million and £ 252.6 million, respectively, excluding capitalized interest;

(ii) on July 17, 2019, in the waterfall repurchase offer, when the Company prepaid the principal amount of US$ 1,790, excluding capitalized interest; and

(iii) on July 31, 2019, in the waterfall repurchase offer, when the Company settled the principal amount of US$ 64 million, excluding capitalized interest.

Debentures Public Offering

Petrobras approved  the seventh  issuance  of  simple,  non-convertible  unsecured  debentures  ("Debentures"),  in  up  to 3 series, with allocation of volumes among the series to be defined in a bookbuilding procedure ("interconnecting tranches”), in the initial amount of R$ 3,000 for public distribution, under a regime of best efforts, pursuant to CVM Instruction 400, considering the procedure indicated for issuers with large exposure in the market, according to articles 6 -A and 6-B of the referred instruction ("Offer"). This issue provides for, at least, R$ 1,000, as well as the possibility of an increase of up to 20% of the initial amount (R$ 600).

The Debentures of the first and second series will mature on September 15, 2029 and September 15, 2034 respectively, and will count on the incentive provided in Law 12,431/2011, and in the applicable regulations, the respective funds being invested exclusively in the priority project, whose scope is the exercise of exploration and evaluation activities in the area of the blocks of Franco, Florim, Northeast of Tupi and Entorno de Iara, under the terms of the Assignment Agreement and the activities of development and production of oil and natural gas in the Búzios,  Itapu,  Sepia  and  Atapu  fields,  limited  to  the  activities  approved  by  ANP.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The Debentures of the third series will mature on September 15, 2026 and will not count on the incentive provided in Law No. 12,431/ 2011 and on the relevant regulation. These funds are destined to reinforce cash to be used in the ordinary course of business of the Company.

Sale of Pampo and Enchova groups and Baúna field

On July 24, 2019, Petrobras signed two contracts for the sale of upstream assets in shallow waters in Campos and Santos Basins. The transactions refer to:

(i) the sale of 100% of its interest in the Pampo and Enchova groups, located in shallow waters in  the  Campos  Basin, on the coast of the state of Rio de Janeiro, containing Enchova, Enchova Oeste, Marimbá, Piraúna, Bicudo, Bonito, Pampo, Trilha, Linguado and Badejo fields,  to  Trident  Energy  do  Brasil  LTDA,  a  subsidiary  of  Trident  Energy  L,P,  (“Trident Energy”). This transaction amounts to US$ 851 million, of which US$ 53 million was paid at the signing date and the remaining will be paid at the closing of this transaction, including adjustments;

(ii) the sale of 100% of its interest in the Baúna field (awarded area BM-S-40), located in shallow waters  in  the  Santos  Basin,  to  Karoon  Petróleo  &  Gás  Ltda,,  a  subsidiary  of  Karoon  Energy  Ltd (“Karoon”). This transaction amounts to US$ 665 million, of which US$ 50 million was paid at the signing date and the remaining will be paid at the closing of this transaction, including adjustments,

The transaction closing is subject to the fulfillment of some conditions precedent, such as the approval by the Brazilian Antitrust Regulator (CADE) and the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

Leniency agreements and repatriations – “Lava jato” operation

In July 2019, the Company received R$ 444 resulting from leniency agreements and repatriations carried out by the Federal Prosecutor’s Office.  Thus, the total amount of funds returned to the Company arising from these agreements and repatriations exceeds R$ 4 billion. Additionally, the leniency  agreement  in which Technip and Flexibras entered  into  with  the  Brazilian Federal  Prosecutor’s  Office,  the  General Federal Inspector’s Office,  and  the  Brazilian Federal  Attorney-General’s Office also provides for two additional payments to Petrobras, in 2020 and 2021, of R$ 253, which will be accounted for upon their receipt.

Distribution to shareholders

On August 1, 2019, the Board of Directors approved the payment of interest on capital, in the amount of R$ 2,608, which corresponds to R$ 0,20 per common and preferred shares. These interest on capital will be paid on October 4, 2019, based on the shareholding position of August 12, 2019, and shall be deducted from the remuneration to be distributed to shareholders at the end of this fiscal year. The distribution will be adjusted according to the SELIC rate, from the effective payment date to the end of the fiscal year.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

32.	Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2018 and the interim statements as of June 30, 2019
	Number of notes
Notes to the Financial Statements	Annual for 2018	Quarterly information for Q2-2019
Basis of preparation and presentation of financial statements	2	1
The “Lava Jato (Car Wash) investigation” and its effects on the Company	3	2
Summary of significant accounting policies	4	3
Cash and cash equivalents and Marketable securities	7	4
Trade and other receivables	8	5
Inventories	9	6
Disposal of Assets and other changes in organizational structure	10	7
Investments	11	8
Property, plant and equipment	12	9
Intangible assets	13	10
Impairment	14	11
Exploration and evaluation of oil and gas reserves	15	12
Finance debt	17	13
Leases	18	14
Related-party transactions	19	15
Provision for decommissioning costs	20	16
Taxes	21	17
Short-term benefits	22	18
Employee benefits (Post-Employment)	23	19
Equity	24	20
Sales revenues	25	22
Other income and expenses	26	24
Costs and Expenses by nature	27	23
Net finance income (expense)	28	25
Supplemental information on statement of cash flows	29	21
Segment information	30	26
Provisions for legal proceedings	31	27
Collateral for crude oil exploration concession agreements	33	28
Risk management	34	29
Fair value of financial assets and liabilities	35	30
Subsequent events	36	31

The notes to the annual report 2018 that were suppressed in the Q2-2019 because they do not have significant changes and / or may not be applicable to interim financial information are:

Notes to the Financial Statements	Number of notes
The Company and its operations	1
Accounting estimates	5
New standards and interpretations	6
Trade payables	16
Contingent assets	31.5
Commitment to purchase natural gas	32
Capital management	34.4
Insurance	34.7

STATEMENT OF DIRECTORS ON FINANCIAL STATEMENTS AND AUDITORS’ REPORT PETROBRAS

In compliance with the regulation Instruction of Brazilian Securities and Exchange Commission (CVM), the Chief Executive Officer and the Board of Executive Officers of Petróleo Brasileiro S.A. – Petrobras, publicly traded company, with its headquarters at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with CNPJ 33.000.167/0001-01, declare that the financial statements have been prepared in accordance with the law or the bylaws and that:

(i)	reviewed, discussed and agreed with the Interim Financial Statements of Petrobras for the six-month period ended June 30, 2019.
(ii)

reviewed, discussed and agreed with the opinions expressed in the report of KPMG Auditores Independentes regarding the Interim Financial Statements of Petrobras for the six-month period ended June 30, 2019.

Rio de Janeiro, August 1, 2019.

Roberto Castello Branco	Andrea Marques de Almeida
Chief Executive Officer	Chief Financial Investor Relations Officer

Anelise Quintão Lara	Carlos Alberto Pereira de Oliveira
Chief Refining and Natural Gas Executive Officer	Chief Exploration and Production Executive Officer

Eberaldo de Almeida Neto	Roberto Furian Ardenghy
Chief Corporate Affairs Executive Officer / Chief Governance and Compliance Executive Officer	Chief Institutional Relations Executive Officer

Rudimar Andreis Lorenzatto
Chief Technology and Production Development Executive Officer

KPMG Auditores Independentes

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the interim accounting information, individual and consolidated, of Petróleo Brasileiro S.A. - Petrobras (“the Company”), identified as Parent Company and Consolidated, respectively, included in the quarterly information form - ITR for the quarter ended June 30, 2019, which comprises the balance sheet as of June 30, 2019 and the respective statements of income and comprehensive income for the three-months and six-months period then ended, and statements of changes in shareholders' equity and cash flows for the six-months period then ended, including the explanatory notes.

The Company`s Management is responsible for the preparation of these interim accounting information in accordance with the CPC 21(R1) and the IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim accounting information

Based on our review, we are not aware of any fact that might lead us to believe that the individual and consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters - Statements of added value

The individual and consolidated statements of value added for six-months period ended June 30, 2019, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements were reconciliated to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, August 1st, 2019

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

Marcelo Gavioli

Accountant CRC 1SP201409/O-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer